    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             HARCOURT GENERAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
        SERIES A CUMULATIVE CONVERTIBLE STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  41163G 10 1
                                  41163G 20 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is Harcourt General, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 27 Boylston Street, Chestnut Hill, Massachusetts 02467. The telephone number of the Company at its principal executive offices is (617) 232-8200.

     The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates are Common Stock, par value $1.00 per share, of the Company (the "Common Stock"), and Series A Cumulative Convertible Stock, par value $1.00 per share (the "Preferred Stock"), of the Company. Shares of Common Stock and shares of Preferred Stock are referred to herein as "Common Shares" and "Preferred Shares," respectively, and Common Shares and Preferred Shares are collectively referred to herein as "Shares". As of November 3, 2000, there were outstanding 55,113,075 Common Shares and 727,235 of Preferred Shares.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by REH Mergersub Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of Common Stock, at a price of $59.00 per share (the "Common Share Price"), and all outstanding shares of Preferred Stock, at a price of $77.29 per share (the "Preferred Share Price"), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission (the "Commission" or the "SEC") on November 8, 2000.

     The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of October 27, 2000, among Reed Elsevier, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a subsidiary of Reed Elsevier. At the effective time of the Merger (the "Effective Time"), each Common Share and Preferred Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Reed Elsevier, the Purchaser, the Company or any of the subsidiaries of the Company, all of which will be cancelled (other than Common Shares held by subsidiaries of the Company), and Shares held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $59.00 (or any greater per Common Share price paid in the Offer) in cash, without interest, in the case of Common Shares (the "Common Stock Merger Consideration") or $77.29 (or any greater per Preferred Share price paid in the Offer) in cash, without interest, in the case of the Preferred Shares (the "Preferred Stock Merger Consideration").

     The Schedule TO states that the principal offices of Reed Elsevier and the Purchaser are located at 225 Washington Street, Newton, MA 02458.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or the Purchaser's executive officers, directors or affiliates.

EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS

     Certain members of the Company's management, including the Company's Chairman and Co-Chief Executive Officers, who are also members of the Board of Directors of the Company (the "Board"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, as described below. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     (a) Termination Protection Agreements

     Richard A. Smith, Chairman of the Company, Brian J. Knez, President and Co-Chief Executive Officer of the Company, Robert A. Smith, President and Co-Chief Executive Officer of the Company, John R. Cook, Senior Vice President and Chief Financial Officer of the Company, James P. Levy, Vice President of the Company and President and Chief Operating Officer of Harcourt, Inc., and all other officers of the Company have entered into termination protection agreements with the Company (collectively, the "TPAs").

     The TPAs provide for various payments to be made as a result of a change of control (which, as defined in the TPAs, will occur upon consummation of the Offer) or as a result of termination of employment following a change of control. Each executive with a TPA other than Richard A. Smith is entitled to a percentage of an Equity Pool (as defined in the TPAs), payable at the earlier of termination of employment (in accordance with the terms of the TPAs) following a change of control, or six months after the change of control. Based on the Common Stock Merger Consideration, the Equity Pool will equal $38,219,610. In addition, one executive officer who participates in the Harcourt, Inc. Long-Term Cash Incentive Plan would be entitled to a pro rata portion of his equity share under such plan, assuming achievement of performance targets under such plan through the date of the change of control.

     The TPAs also provide that if the executive's employment is terminated by the Company without cause or the executive resigns for good reason (as provided in the TPAs) within two years of the change of control, the executive will be entitled to: (i) a lump sum payment equal to the Severance Multiple (as defined below) times the sum of the executive's annual base salary and target bonus;
(ii) a pro rata portion of the executive's target bonus for the fiscal year during which employment terminates; (iii) continued participation in the Company's employee benefit plans and programs at the same benefit level and cost for a period equal to the Severance Multiple times 12 months; (iv) unless otherwise provided, payment of all deferred compensation; (v) except for Richard
A. Smith, enhanced benefits under the Company's nonqualified defined benefit pension plan, based upon (A) the addition of that number of years of service and age equal to the Severance Multiple and (B) inclusion of the executive's bonus in the calculation of benefits and an assumption of annual base salary increases of 5%; (vi) the crediting of additional years of service equal to the Severance Multiple under the Company's retiree medical program if the executive was otherwise eligible for such benefits and (vii) reimbursement of reasonable expenses incurred for outplacement services and certain other services. The Severance Multiple ranges from two to three depending on the executive's position and years of service.

     See the Information Statement regarding certain salary, bonus, pension and other compensation related information of certain executives.

     (b) Stock Based Awards.

     The Merger Agreement provides that the Company shall take all action necessary so that immediately prior to the Effective Time, each outstanding employee stock option that is, or shall become, vested and exercisable as of the Effective Time (an "Employee Option"), shall be canceled and the holder thereof shall be entitled to receive at the Effective Time from the Company or as soon as practicable thereafter (but in no event later than ten (10) days after the Effective Time) from the Surviving Corporation in consideration for each cancellation an amount equal to the product of (A) the number of Common Shares previously subject to such Employee Option and (B) the excess, if any, of the Common Stock Merger Consideration over the exercise price per Common Share previously subject to such Employee Option, less any withholding taxes.

     Each restricted Common Share granted pursuant to any plan or program of the Company providing for the issuance of restricted shares to employees or directors which is outstanding immediately prior to the Effective Time shall vest and become free of restrictions as of the Effective Time to the extent provided by the terms thereof and the holder thereof shall be entitled to receive at the Effective Time the Common Stock Merger Consideration with respect to each such share, less any required withholding taxes.

     See the Information Statement regarding certain equity award information of certain executives.

REED ELSEVIER'S PLANS FOR THE COMPANY

     Reed Elsevier has entered into a definitive agreement dated as of October 27, 2000 (the "Sale and Purchase Agreement") with The Thomson Corporation, a company organized under the laws of Canada ("Thomson"), to sell to Thomson for a total purchase price of $2.06 billion in cash (to be paid by Thomson upon consummation of the sale) the Company's Higher Education business and the Company's Corporate and Professional Services business, other than the Company's educational and clinical testing business. Reed Elsevier will retain the other businesses of the Company, including the Company's Scientific, Technical and Medical ("STM") business, its K-12 (kindergarten to grade 12) Education businesses and its educational and clinical testing businesses. The obligations of Reed Elsevier and Thomson to consummate the transactions contemplated by the Sale and Purchase Agreement are subject to the satisfaction of the following conditions:

     (a) the approvals, clearances or waiting periods referred to in paragraph
         (f) of "The Merger Agreement -- Conditions to the Offer" insofar as they relate to the transactions contemplated by the Sale and Purchase Agreement, also referred to as the subsequent transaction (the "Subsequent Transaction") between Reed Elsevier and Thomson, shall have been obtained, expired or been terminated;

     (b) none of the events set forth in paragraph (a) of "The Merger Agreement -- Conditions to the Offer" insofar as they relate to the Subsequent Transaction shall have occurred;

     (c) the Merger shall have been consummated; and

     (d) Steck-Vaughn Publishing Corporation and its subsidiaries shall have been separated from the businesses being sold to Thomson.

     In addition, (i) the obligation of Thomson to consummate the closing under the Sale and Purchase Agreement (the "Subsequent Transaction Closing") is subject to (A) Reed Elsevier having performed in all material respects all of its obligations under the Sale and Purchase Agreement required to be performed by it on or prior to the date of the Subsequent Transaction Closing, (B) the representations and warranties of Reed Elsevier contained in the Sale and Purchase Agreement and in any certificate or other writing delivered by Reed Elsevier pursuant to such agreement being true in all material respects at and as of the date of the Subsequent Transaction Closing as if made at and as of such date except to the extent that such representations and warranties speak as of an earlier date and (C) Thomson having received a certificate signed by an appropriate officer of Reed Elsevier to the foregoing effect and (ii) the obligation of Reed Elsevier to consummate the Subsequent Transaction Closing is subject to (A) Thomson having performed in all material respects all of its obligations under the Sale and Purchase Agreement required to be performed by it on or prior to the date of the Subsequent Transaction Closing, (B) the representations and warranties of Thomson contained in the Sale and Purchase Agreement and in any certificate or other writing delivered by Thomson pursuant to such agreement being true in all material respects at and as of the date of the Subsequent Transaction Closing as if made at and as of such date except to the extent that such representations and warranties speak as of an earlier date and (C) Reed Elsevier having received a certificate signed by an appropriate officer of Thomson to the foregoing effect.

     Subject to satisfaction of the above conditions, the sale under the Sale and Purchase Agreement will take place immediately following consummation of the Merger.

     Under the Sale and Purchase Agreement, Reed Elsevier has agreed not to take certain actions under the Merger Agreement (including with respect to the Offer) which would in any manner materially prejudice Thomson's position or obligations under the Sale and Purchase Agreement, without the prior written consent of Thomson (which consent shall not be unreasonably withheld). In addition, Reed Elsevier has agreed not to terminate the Merger Agreement under certain circumstances without the prior written consent of Thomson (which consent shall not be unreasonably withheld).

     In the Sale and Purchase Agreement, Thomson and Reed Elsevier have made commitments to one another, including cooperating with one another, with respect to obtaining applicable regulatory approvals required pursuant to the Sale and Purchase Agreement.

THE MERGER AGREEMENT

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS FILED AS EXHIBIT (E)(1) HERETO. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT WHICH IS INCORPORATED HEREIN BY REFERENCE.

  THE OFFER

     The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition (as defined in "The Merger Agreement -- Conditions to the Offer") and certain other conditions that are described below in "The Merger Agreement -- Conditions to the Offer". Subject to the provisions of the Merger Agreement, Purchaser may waive, in whole or in part at any time or from time to time, any such condition; provided that, unless previously approved by the Company in writing, Purchaser may not waive the Minimum Condition (as defined below) or the following conditions set forth in clauses (a), (e), and (f) under "The Merger
Agreement -- Conditions to the Offer":

     - condition (a) that, among other things, provides that no laws or court orders applicable to Reed Elsevier, Purchaser, the Company, Thomson, the Offer or the Merger makes illegal, restrains or prohibits the Offer or the consummation of the Merger; or prohibits or limits in any material respect the ownership or operation by the Company or Reed Elsevier of a material portion of the Company's business or assets, or the ownership or operation by Thomson of a material portion of the business or assets to be acquired by Thomson in the Subsequent Transaction;

     - condition (e) that the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated with the consent of Harcourt; and

     - condition (f) that any approvals, clearances or waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") and other requisite or advisable approvals, clearances or waiting periods under any other material antitrust law applicable to the Offer, the Merger or the Subsequent Transaction having been obtained, expired or terminated.

     "Conditions to the Offer" sets forth these conditions in their entirety. See "Reed Elsevier's Plans for the Company" for a discussion of certain additional limitations on Purchaser's right to waive conditions to the Offer.

     Purchaser may not, unless previously approved by the Company in writing:

     - decrease the price per Share payable in the Offer,

     - change the form of consideration payable in the Offer,

     - reduce the maximum number of Shares to be purchased in the Offer,

     - impose conditions to the Offer in addition to the conditions set forth in "The Merger Agreement -- Conditions to the Offer", or

     - modify or amend the conditions to the Offer or the Offer, in each case, in a manner which is adverse to the holders of Shares.

     Purchaser may, without the consent of the Company, (i) in its sole discretion, extend the expiration date of the Offer for one or more periods (not in excess of ten business days) but in no event later than July 24, 2001, if any condition of the Offer has not been satisfied or waived (other than as a result of the failure by Reed Elsevier or Purchaser to perform any of its obligations under the Merger Agreement) and (ii) extend the expiration date of the Offer as required by applicable law.

     Purchaser shall, at the request of the Company, extend the expiration date of the Offer for one or more periods (not in excess of ten business days each) but in no event later than July 24, 2001, if at the then-scheduled expiration date any of the conditions to the Offer are not satisfied or waived. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer.

  THE MERGER

     The Merger Agreement provides that as soon as practicable after the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the Company's stockholders (if required by the DGCL) and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into the Company. The Merger shall become effective at such time as a certificate of merger (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will be the Surviving Corporation.

     The Merger Agreement provides that the directors of the Company immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. The directors of the Purchaser and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified.

     At the Effective Time, (i) each Common Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $59.00 in cash or any higher price that may be paid pursuant to the Offer, without interest and (ii) each Preferred Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $77.29 in cash or any higher price that may be paid pursuant to the Offer, without interest, in each case, other than Shares owned by Reed Elsevier or Purchaser or by the Company as treasury stock or by subsidiaries of the Company, all of which will be canceled (except for Shares held by the subsidiaries of the Company, all of which will remain issued), and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL. Stockholders who perfect their appraisal rights under the DGCL will be entitled to the amounts determined pursuant to such proceedings.

  REPRESENTATIONS AND WARRANTIES

     Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Reed Elsevier and Purchaser, including representations relating to its organization and qualification and subsidiaries; its certificate of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; SEC filings; financial statements; absence of certain changes or events (including any material adverse effect on the business, results of operations, assets or financial condition of the Company); absence of undisclosed liabilities; litigation; employee benefit plans; tax matters; intellectual property; environmental matters; contracts; and other matters.

     Certain of the Company's representations and warranties are qualified as to "materiality" or "Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Material

Adverse Effect" means any change or effect that would be materially adverse to the business, financial condition, assets or results of operations of the Company and its subsidiaries taken as a whole, other than any change or effect resulting from (i) changes in general economic conditions, (ii) the announcement and performance of the Merger Agreement and the transactions contemplated thereby and compliance with the covenants set forth in the Merger Agreement,
(iii) general changes or developments in the industries in which the Company and its subsidiaries operate or (iv) changes in any tax laws or regulations or applicable accounting regulations or principles.

     Pursuant to the Merger Agreement, Reed Elsevier and Purchaser have made customary representations and warranties to the Company, including representations relating to their corporate organization; authority relative to the Merger Agreement; absence of conflicts; financing; delivery of the Sale and Purchase Agreement and other matters.

  COVENANTS

     The Merger Agreement contains various covenants of the parties thereto.

     Company Conduct of Business Covenants. Prior to the Effective Time and except as permitted by the Merger Agreement and subject to certain exceptions, unless Purchaser shall otherwise agree in writing, the Company and its subsidiaries (i) will conduct their business in the ordinary course consistent with past practice, (ii) will use their reasonable best efforts to comply with all applicable laws, rules and regulations, and (iii) to the extent consistent therewith, use their reasonable best efforts to preserve substantially intact their business organizations, and to preserve their relationships with customers, suppliers, employees, licensors, licensees, distributors, authors and other content providers and other persons with which they have business relations.

     Except as otherwise permitted by the Merger Agreement, neither the Company nor any of its subsidiaries will, without the prior written consent of Reed Elsevier, among other things and subject to certain exceptions:

      (i)  amend their organizational documents;

     (ii) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock of any class or rights of any kind to acquire any shares of capital stock, except in connection with the conversion of shares of Class B Stock, par value $1.00 per share, of the Company (the "Class B Stock") or Preferred Shares into shares of Common Stock;

    (iii) declare, set aside, make or pay any dividend, except for (i) any dividend by a wholly-owned subsidiary of the Company, (ii) regular quarterly dividends of the Company in an amount not to exceed $0.21 per Common Share and $0.189 per share of Class B Stock or (iii) quarterly dividends on the Preferred Stock as provided for in the Company's Restated Certificate of Incorporation;

     (iv) purchase, redeem or otherwise acquire any shares of their capital stock or rights to acquire any such shares;

      (v) reclassify, combine, split or subdivide any capital stock or other securities, except in connection with the conversion of shares of Class B Stock or Preferred Shares into Common Shares;

     (vi)  make material acquisitions or dispositions;

    (vii)  enter into, amend or terminate material contracts;

   (viii)  make or authorize any material new capital expenditures;

     (ix) repurchase, prepay or incur any indebtedness or guarantee any indebtedness of another person;

      (x) make any loans, advances or capital contributions to, or investments in, any other person;

     (xi) pay, discharge, settle or satisfy any material claims, liabilities or obligations;

    (xii)  waive, release, grant or transfer any right of material value;

     (xiii) waive any material benefit of, or fail to enforce, any material confidentiality agreement;

      (xiv) increase the compensation or fringe benefits of any of its directors, officers or employees, except in the ordinary course of business consistent with past practice;

       (xv) grant any severance or termination pay not provided for under any agreement, benefit plan or program of the Company;

      (xvi) enter into any employment, consulting, or severance agreement or arrangement with any present or former director, officer or employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or terminate any collective bargaining, bonus, profit sharing, stock option or other plan, agreement, arrangement or practice for the benefit of any directors, officers or employees;

     (xvii) agree to materially limit in any respect the ability to sell any product or service, engage in any line business or compete with any person;

    (xviii) make any significant change in any accounting principles;

      (xix) accelerate the payment, right to payment or vesting of any compensation or benefits;

       (xx) make any tax election or enter into settlement or compromise of any tax liability that is material to the Company and its subsidiaries as a whole;

      (xxi) (a) agree to any modification, amendment, or waiver of any provision of (i) the Amended and Restated Reimbursement and Security Agreement dated as of January 26, 1999 between the Company and GC Companies, Inc. ("GC") or (ii) the Intercreditor Agreement dated as of January 26, 1999 among BankBoston, N.A., the Company and GC, without Reed Elsevier's consent; or (b) settle or compromise any claim made by GC, or any other person, or any liability or obligation of the Company or its subsidiaries relating to GC, any of its properties or relating to any other matter arising in any reorganization, recapitalization, liquidation or bankruptcy proceedings of GC, without Reed Elsevier's consent (provided that the Company may make payments to any third party (which in the aggregate will not exceed $1 million), or take any emergency or temporary action, in order to preserve the assets or operations associated with any GC obligations for which the Company is liable). Further, the Company agrees to assert and defend, consistent with advice of counsel, all rights it may have with respect to any matter affecting GC, and use its reasonable best efforts, consistent with advice of counsel, to mitigate any losses, obligations or claims relating to GC or its properties including any guarantee of leases or any other obligations of GC; provided, however, that Reed Elsevier consents to the implementation of the Company's agreement dated October 13, 2000 with DJM Asset Management and W/S Discount Acquisition II, LLC. In addition, the Company shall promptly notify Reed Elsevier of any material development or change with respect to any matters related to GC after the date of the Merger Agreement and shall thereafter keep Reed Elsevier informed in all respects as to the status of any such material developments or changes; or

    (xxiii) authorize or agree to take any of the foregoing actions.

     Stockholder Meeting. The Merger Agreement provides that, if required by applicable law and the Company's Restated Certificate of Incorporation and By-Laws, as soon as reasonably practicable following the consummation of the Offer, the Company will duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting the Merger Agreement. In connection with such meeting, the Company will use its reasonable best efforts to obtain the necessary adoption of the Merger Agreement by its stockholders.

     No Solicitation. The Company, its subsidiaries and their respective officers, directors and employees will not, and the Company will use its reasonable best efforts to cause it and its subsidiaries' agents and representatives not to:

     - directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to any:

          - tender offer or exchange offer,

          - merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets or the earning power of the Company, or

          - acquisition or purchase, direct or indirect, of more than 20% of the consolidated assets of the Company and its subsidiaries or more than 20% of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets or earning power of the Company (other than the transactions contemplated by the Merger Agreement) (any such proposal or offer being referred to as an "Acquisition Proposal"); or

     - directly or indirectly, continue, enter into or engage in any negotiations or discussions concerning, any Acquisition Proposal, furnish any information relating to the Company or any of its subsidiaries or provide access to the properties, books and records or any confidential information or data of the Company or any of its subsidiaries to, any person relating to an Acquisition Proposal.

     However, the Company or its Board of Directors shall not be prevented from:

      (i) making any communication to its stockholders in connection with the making or amendment of a tender offer or exchange offer or making any legally required disclosure to stockholders with regard to an Acquisition Proposal,

     (ii) prior to the purchase of any Shares pursuant to the Offer, providing access to properties, books and records and providing information or data in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement between the Company and Reed Elsevier plc, or

    (iii) prior to the purchase of any Shares pursuant to the Offer, engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal;

if and only to the extent that in connection with the foregoing clauses (ii) and
(iii), (A) the Board of Directors of the Company shall have determined in good faith, after consultation with its legal counsel and financial advisors, that such actions would reasonably be expected to lead to a Superior Proposal (as defined below), and (B) the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary in order for the directors to comply with their fiduciary duties under applicable law.

     The Company has ceased and caused to be terminated any existing activities, discussions or negotiations with any persons conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and will use its reasonable best efforts to cause any such person (or its agents and advisors) in possession of confidential information about the Company or any of its subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information.

     The Company will notify Reed Elsevier promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal or any indication of interest in making an Acquisition Proposal and will keep Reed Elsevier informed in all material respects of the status and details of such Acquisition Proposal.

     Superior Proposal. Neither the Board of Directors of the Company nor any committee thereof will (i) adopt or approve, or propose publicly to adopt or approve, any Acquisition Proposal, or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding or any kind of agreement which is intended to, or is reasonably likely to lead to, any Acquisition Proposal. However, if at any time prior to the purchase of any Shares pursuant to the Offer, the Company's Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, in response to an Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of the terms of the Merger Agreement regarding an Acquisition Proposal, that such proposal is a Superior Proposal, the Company or its Board of Directors may terminate the Merger Agreement, if:

     - the Company prior to or concurrently with such termination pays to Reed Elsevier the Termination Fee described below under "The Merger Agreement -- Fees and Expenses" and enters into a definitive agreement concerning the Superior Proposal;

     - the Company has complied in all material respects with the requirements of the Merger Agreement regarding an Acquisition Proposal;

     - the Company has given Reed Elsevier at least three business days prior written notice of its intention to terminate the Merger Agreement (it being understood and agreed that any amendment to the amount or form of consideration of the Superior Proposal shall require a new notice and a new three business day period);

     - during such three business days or greater period, the Company has engaged in good faith negotiations with Reed Elsevier with respect to such changes as Reed Elsevier may propose to the terms of the Merger and the Merger Agreement; and

     - Reed Elsevier has not made prior to such termination of the Merger Agreement a definitive and binding offer to enter into a definitive agreement which the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as the Superior Proposal.

     The term "Superior Proposal" means any bona fide written Acquisition Proposal not solicited by or on behalf of the Company or any of its subsidiaries made by a third party that the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) would, if consummated, be superior from a financial point of view to the stockholders of the Company, taking into account, among other things, any changes to the terms of the Merger Agreement proposed by Reed Elsevier in response to such Superior Proposal (provided that, for purposes of this definition of "Superior Proposal," the term Acquisition Proposal shall have the meaning assigned to such term, described above, except that the reference to "more than 20%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "a majority").

     Employment and Employee Benefits Matters. As of the Effective Time, the obligations of the Company and its subsidiaries under each Company plan and employment agreement will continue as obligations of the Surviving Corporation and its subsidiaries, respectively.

     Without limiting any additional rights that any employee may have under any employment agreement or Company plan, Reed Elsevier will cause the Surviving Corporation and each of its subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof (or such longer period provided for in any such employment agreement or Company plan), to maintain the severance-related provisions of existing Company plans and to provide 100% of the cash severance payments required thereunder, reduced by any severance payments otherwise required under existing severance and employment agreements or applicable law, to any individual who is actively employed by the Company or any of its subsidiaries immediately prior to the Effective Time terminated during that twelve-month (or longer) period.

     Without limiting any additional rights that any employee may have under any employment agreement or Company plan, Reed Elsevier will cause the Surviving Corporation, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for any individual who is actively employed by the Company or any of its subsidiaries immediately prior to the Effective Time (other than employees covered by a collective bargaining agreement) (i) compensation levels that in the aggregate are no less favorable,
(ii) Company plans that in the aggregate are no less favorable, and (iii) severance plans that are no less favorable, than the overall compensation levels and Company plans, and the severance plans, respectively, such employees are entitled to immediately prior to the Effective Time, and employees covered by collective bargaining agreements will be provided with such benefits as may be required under the terms of any applicable collective bargaining agreement. The Merger Agreement does not prevent the amendment or termination of any Company plan or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. After the expiration of the one-year period, Reed Elsevier will provide employees who were actively employed by the Company or any of its subsidiaries immediately prior to the Effective Time (other than those covered by collective bargaining agreements) with employee benefits, in the aggregate, that are no less favorable in the aggregate than those employee benefits provided to similarly situated employees of Reed Elsevier or its subsidiaries.

     Generally, any individual who is actively employed by the Company or any of its subsidiaries immediately prior to the Effective Time will be given credit for all service with the Company and its subsidiaries, to the same extent as such service was credited for such purpose by the Company, under each employee benefit plan, program or arrangement of Reed Elsevier in which such employees are eligible to participate (the "Parent Plan"). With respect to each Parent Plan that is a welfare benefit plan, Reed Elsevier or its subsidiaries will (a) cause to be waived any pre-existing condition or eligibility limitations and (b) to the extent administratively feasible, give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees under similar plans maintained by the Company and its subsidiaries immediately prior to the Effective Time.

     The Company will take all action necessary to provide for full vesting of the account balances of any individual who is actively employed by the Company or any of its subsidiaries immediately prior to the Effective Time after one year of service under the Harcourt Savings Plan.

     Further Action; Reasonable Best Efforts. Subject to the terms and conditions of the Merger Agreement, each of Reed Elsevier, Purchaser and the Company will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger, the Subsequent Transaction with Thomson and the other transactions contemplated by the Merger Agreement.

     The Merger Agreement provides further that each of Reed Elsevier, Purchaser and the Company agrees, and Reed Elsevier agrees to use its reasonable best efforts to cause Thomson:

     - to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law with respect to the transactions contemplated by the Merger Agreement and the Subsequent Transaction with Thomson as promptly as practicable after the date of the Merger Agreement,

     - to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable Antitrust Law, and

     - to use, subject to the terms set forth below, its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Law as soon as practicable.

     Each of Reed Elsevier, Purchaser and the Company shall, in connection with the efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to, and Reed Elsevier shall use its reasonable best efforts to cause Thomson to, subject to applicable law:

     - cooperate in all respects with each of the other parties to the Merger Agreement and the Sale and Purchase Agreement in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

     - keep each of the other parties to the Merger Agreement and the Sale and Purchase Agreement informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other U.S. or foreign governmental authority ("Governmental Authority") and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, including the Subsequent Transaction; and

     - permit each of the other parties to the Merger Agreement and the Sale and Purchase Agreement to review in advance any communication intended to be given by it to, and consult with, the other parties in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other person, give the other parties the opportunity to attend and participate in such meetings and conferences.

     For purposes of the Merger Agreement, "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

     If any objections are asserted with respect to the transactions contemplated by the Merger Agreement, including the Subsequent Transaction, under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of such transactions as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of such transactions, each of Reed Elsevier, Purchaser and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by the Merger Agreement, including the Subsequent Transaction, including, without limitation, in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prohibit or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement, including the Subsequent Transaction, beyond July 24, 2001, selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its subsidiaries or the conducting of its business in a manner which would resolve such objections or suits, provided, however, that nothing in the Merger Agreement shall require Reed Elsevier or Purchaser or any of Reed Elsevier's subsidiaries to agree to or take any action or limitation referred to in this paragraph which would reasonably be expected to have either (i) a Parent Material Adverse Effect (as defined below) or (ii) a Material Adverse Effect on the Company. When used in connection with Reed Elsevier, Purchaser or any of Reed Elsevier's other subsidiaries, the term "Parent Material Adverse Effect" means any change or effect that would reasonably be expected to be materially adverse to the business, financial condition, assets or results of operations of Reed Elsevier, Purchaser and any of Reed Elsevier's other affiliates taken as a whole.

     In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging any transaction contemplated by the Merger Agreement, including the Subsequent Transaction, each of Reed Elsevier, Purchaser and the Company shall cooperate in all respects with each other and Thomson to the extent any such action or proceeding principally involves assets to be acquired by such third party in the Subsequent Transaction and use its respective reasonable best efforts to contest any such action or proceeding and to have overturned any decree, judgment, injunction or other order that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement.

     To the extent reasonably requested by Reed Elsevier, the Company will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to facilitate the Subsequent Transaction; provided that no action or conduct that causes the Company or its subsidiaries to incur meaningful costs or liabilities will be required.

     Reed Elsevier will not agree to any amendment or waiver of any provision of the Sale and Purchase Agreement in any manner adverse to the Company. Further, Reed Elsevier agrees to assert and defend consistent with the advice of counsel all rights, and perform and comply with all obligations, it may have under the Sale and Purchase Agreement with respect to compliance with any Antitrust Law.

     In connection with the Company entering into the Merger Agreement and Thomson entering into the Sale and Purchase Agreement, Thomson and the Company have made commitments to one another, including cooperating with one another, with respect to obtaining applicable regulatory approvals required pursuant to the Sale and Purchase Agreement. Thomson and the Company have made commitments to one another with respect to such matters to the same extent Reed Elsevier and Thomson have made commitments with respect to such matters under the Sale and Purchase Agreement.

     Directors' and Officers' Indemnification and Insurance. Reed Elsevier has agreed that for six years after the Effective Time, it will, or will cause the Surviving Corporation to, indemnify and hold harmless each present and former officer and director of the Company and its subsidiaries (the "Indemnified Parties") against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including attorney's fees and disbursements) incurred in connection with any claim, action, suit, proceeding or investigation, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of the Company or any of its subsidiaries and (ii) acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time.

     For a period of six years from the Effective Time, Reed Elsevier will, or will cause the Surviving Corporation to, maintain in effect the current policies of the directors' and officers' liability insurance maintained by the Company on the date of the Merger Agreement (provided that Reed Elsevier or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any beneficiary thereof) with respect to acts or omissions occurring at or prior to the Effective Time, provided that if the aggregate annual premium for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company as of the date of the Merger Agreement for such insurance, then Reed Elsevier will, or will cause its subsidiaries to, provide only such coverage as shall then be available at any annual premium equal to 200% of such rate.

  CONDITIONS TO THE OFFER

     Notwithstanding any other provision of the Offer, but subject to the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer (whether or not any Shares have theretofore been purchased or paid for) and may terminate or amend the Offer in accordance with the Merger Agreement if, (i) at the expiration of the Offer as it may be extended pursuant to the provisions of the Merger Agreement, a number of Common Shares which, together with any Shares owned, directly or indirectly, by Reed Elsevier or Purchaser, or any subsidiary or controlled affiliate, represent, on the date of purchase, at least a majority in voting power of the Company's Common Stock (determined on a fully-diluted basis) shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (ii) at any time on or after the date of the Merger Agreement and at or prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred:

     (a) there shall have been entered any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court of competent jurisdiction or governmental, administrative or regulatory authority or agency, or any statute, rule or regulation, enacted, entered, enforced, promulgated, amended or issued that is applicable to Reed Elsevier, Purchaser, the Company or Thomson, or any subsidiary of Reed Elsevier, Thomson, or the Company or to the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency which:

        - makes illegal or otherwise restrains or prohibits the making of the Offer in accordance with the Merger Agreement or the consummation of the Offer or the Merger,

        - prohibits or limits in any material respect the ownership or operation by (A) the Company, Reed Elsevier, or any of their respective affiliates of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or (B) Thomson or any of its affiliates of a material portion of the business or assets to be acquired by Thomson under the Sale and Purchase Agreement; or requires any such person to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Reed Elsevier and its subsidiaries, taken as a whole, as a result of the Offer, to the extent any such prohibition, limitation or requirement would reasonably be expected to have either a Material Adverse Effect on the Company or a Parent Material Adverse Effect,

        - prohibits the ownership or operation of a portion of the business of the Company or its subsidiaries, taken as a whole, by Reed Elsevier or Purchaser, to the extent any such prohibition would reasonably be expected to have either a Material Adverse Effect on the Company or a Parent Material Adverse Effect, or

        - imposes material limitations on the ability of Reed Elsevier or Purchaser to acquire or hold or to exercise full rights of ownership of the Shares, including voting rights with respect to all matters properly presented to stockholders of the Company (other than in a jurisdiction outside the United States in a territory in which no significant assets, properties or rights of either the Company and its subsidiaries or Reed Elsevier and its affiliates are located and whose statutes, rules, regulations, executive orders, decrees, rulings, injunctions or other orders would not be reasonably expected to have a Material Adverse Effect on the Company or a Parent Material Adverse Effect);

     (b) there shall have occurred (I) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange (other than suspensions or limitations triggered by price fluctuations on a trading day) for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to market conditions) or
         (II) a declaration of a banking moratorium in the United States or any suspension of payments in respect of banks in the United States or Europe;

     (c) (i) any representation or warranty of the Company contained in the Merger Agreement that is qualified as to Material Adverse Effect shall not be true and correct; (ii) any representation or warranty of the Company in the Merger Agreement that is not so qualified shall not be true and correct in all material respects, in each case as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be true and correct only as of another specified date), except where the failure of such representations and warranties referred to in clause (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company; or (iii) except to the extent disclosed in the disclosure schedules delivered by the Company to Reed Elsevier in connection with the Merger Agreement or the SEC reports filed by the Company prior to the date of the Merger

         Agreement, since the date of the Merger Agreement, any change or event shall have occurred that has had or is reasonably likely to have a Material Adverse Effect on the Company;

     (d) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

     (e) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company;

     (f) any (i) approvals, clearances or waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer, the Merger or the Subsequent Transaction shall not have been obtained, expired or been terminated or (ii) any other requisite or advisable approvals, clearances or waiting periods under any other material Antitrust Law applicable to the purchase of Shares pursuant to the Offer, the Merger or the Subsequent Transaction shall not have been obtained, expired or been terminated; or

     (g) all shares of Class B Stock shall not have been converted into shares of Common Stock in accordance with the terms of the Stockholder Agreement;

which, in the reasonable judgment of Purchaser with respect to each and every matter referred to above and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement and the Sale and Purchase Agreement). The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. See "Reed Elsevier's Plans for the Company" for a discussion of certain additional limitations on Purchaser's right to waive conditions to the Offer.

  CONDITIONS TO THE MERGER

     The Merger Agreement provides that the respective obligations of Reed Elsevier, Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

     (a) if required by the DGCL, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by a requisite vote in accordance with the Company's Restated Certificate of Incorporation and the DGCL;

     (b) no statute, rule, regulation, executive order, decree, ruling injunction or other permanent order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States, any foreign state, county, city or other provincial subdivisions which prohibits, restrains or enjoins the consummation of the Merger; and

     (c) Purchaser shall have purchased the Shares pursuant to the Offer.

  TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the stockholders of the Company):

     (a) prior to the purchase of any Shares pursuant to the Offer, by mutual written agreement of the Company, Purchaser and Reed Elsevier;

     (b) by either the Company or Reed Elsevier if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States, any foreign country or any domestic or foreign state, county, city or other provincial subdivision (other than any such court or governmental body having jurisdiction outside the United States in a territory in which no significant assets, properties or rights of either the Company and its subsidiaries or Reed Elsevier and its affiliates are located and whose statutes, rules, regulations, executive orders, decrees, rulings, injunctions or other orders would not be reasonably expected to have a Material Adverse Effect on the Company or a Parent Material Adverse Effect) shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

     (c) by Reed Elsevier if, due to an occurrence or circumstance which resulted in a failure to satisfy any of the conditions to the Offer, Purchaser shall have:

        - not purchased Shares pursuant to the Offer and the Offer shall have expired or been terminated, or

        - failed to pay for Shares pursuant to the Offer on or prior to July 24, 2001;

         provided that the right to terminate the Merger Agreement pursuant to this clause (c) shall not be available to Reed Elsevier if the failure by Reed Elsevier or Purchaser to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated;

     (d) by the Company

        - if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Reed Elsevier or Purchaser contained in the Merger Agreement which materially adversely affects Reed Elsevier's or Purchaser's ability to consummate (or materially delays commencement or consummation of) the Offer or the Merger, and

           - in the case of any such representation or warranty, there is no reasonable possibility that such breach can be cured prior to July 24, 2001 and

           - in the case of such covenant or agreement, such breach cannot be and has not been cured prior to the earlier of (i) 10 business days following notice of such breach and (ii) the Expiration Date of the Offer, as it may be extended;

         provided that the Company shall not have the right to terminate the Merger Agreement pursuant to this clause if the Company is then in material breach of any of its covenants or agreements contained in the Merger Agreement,

        - if Purchaser fails to pay for Shares pursuant to the Offer on or prior to July 24, 2001, or Purchaser shall have not purchased Shares pursuant to the Offer and the Offer shall have expired or been terminated; provided that the right to terminate the Merger Agreement pursuant to this clause shall not be available to the Company if the failure by the Company to perform any of its obligations under the Merger Agreement results in the failure of the Offer to be consummated, or

        - prior to the purchase of any Shares pursuant to the Offer, if the Company receives a Superior Proposal subject to the terms and conditions set forth under "The Merger Agreement --
          Covenants -- Superior Proposal"; or

     (e) by Reed Elsevier prior to the purchase of Shares pursuant to the Offer if:

         - there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in the Merger Agreement such that the conditions set forth in clause (c) or clause (d) under "The Merger Agreement -- Conditions to the Offer" would not be satisfied and

           - in the case of any such representation or warranty, there is no reasonable possibility that such breach can be cured prior to July 24, 2001, and

           - in the case of such covenant or agreement, such breach cannot be and has not been cured prior to the earlier of (i) 10 business days following notice of such breach and (ii) the expiration date of the Offer, as it may be extended;

            provided that Reed Elsevier shall not have the right to terminate the Merger Agreement pursuant to this clause if Reed Elsevier or Purchaser is then in material breach of any of its covenants or agreements contained in the Merger Agreement, or

          - in the event an Adverse Recommendation Change has occurred (see "The Merger Agreement -- Covenants --Recommendations").

     If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company, Reed Elsevier or Purchaser other than obligations of Reed Elsevier under certain provisions of the Merger Agreement with respect to the treatment of confidential non-public information concerning the Company and its subsidiaries, and obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to Reed Elsevier or Purchaser as described in "The Merger Agreement -- Fees and Expenses" below.

  FEES AND EXPENSES

     Except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

     The Company will pay $180,000,000 to Reed Elsevier if the Merger Agreement is terminated in any of the following circumstances:

     - by the Company because it has received a Superior Proposal as described under "The Merger Agreement -- Covenants -- Superior Proposal",

     - by Reed Elsevier because an Adverse Recommendation Change has occurred, or

     - by Reed Elsevier as described in clause (c) under "The Merger
       Agreement -- Termination" (solely due to the failure to satisfy the Minimum Condition or the conditions described in (c) and (d) under "The Merger Agreement -- Conditions to the Offer") and

        - after the date of the Merger Agreement and prior to such termination, there shall have been made and publicly announced or publicly communicated to the Company's stockholders an Acquisition Proposal (which shall not have been withdrawn in good faith) and

        - concurrently with or within twelve (12) months of the date of such termination the Company enters into a definitive agreement with respect to an Acquisition Proposal (which is subsequently consummated) or an Acquisition Proposal is consummated (provided that for purposes of this provision, the term Acquisition Proposal shall have the meaning assigned to such term, described in "The Merger
          Agreement -- Covenants -- No Solicitation" above, except that the reference to "more than 20%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "a majority").

  AMENDMENT

     At any time prior to the Effective Time, the Merger Agreement may be amended by the parties by an instrument in writing signed by the parties. However, after adoption of the Merger Agreement by the stockholders of the Company, no amendment may be made which by law requires the further approval of the stockholders of the Company without such further approval.

  PERFORMANCE

     Reed Elsevier plc agrees to take all action necessary to cause Reed Elsevier, Purchaser or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under the Merger Agreement and whenever the Merger Agreement requires Purchaser to take any action, such requirement shall be deemed to include an undertaking of Reed Elsevier and Reed Elsevier plc to cause Purchaser to take such action.

THE STOCKHOLDER AGREEMENT

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE STOCKHOLDER AGREEMENT, A COPY OF WHICH IS FILED AS EXHIBIT (E)(2) HERETO. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE STOCKHOLDER AGREEMENT WHICH IS INCORPORATED HEREIN BY REFERENCE.

     In connection with the execution of the Merger Agreement, Reed Elsevier and Purchaser entered into the Stockholder Agreement with Richard A. Smith, Chairman of the Company, Nancy L. Marks, Mr. Smith's sister, Robert A. Smith and Brian J. Knez, Presidents and Co-Chief Executive Officers and directors of the Company, Jeffrey R. Lurie, a director of the Company and/or other members of their families and various family corporations, trusts and charitable foundations (the "Smith Family Group") (each, a "Stockholder"). The Smith Family Group has agreed to convert all of its shares of Class B Stock (19,995,998 shares as of October 20, 2000) into Common Shares and tender such Shares in the Offer. Collectively, the shares of Class B Stock held by the Smith Family Group, along with the Common Shares held by the Smith Family Group which the Smith Family Group has agreed to tender, represent approximately 27.3% of the outstanding Common Shares and shares of Class B Stock and approximately 25.8% of the Common Shares on a fully diluted basis. All of the shares of Class B Stock owned by the Smith Family Group as at October 20, 2000 (being a total of 19,955,998 shares) (together with any other shares of Class B Stock acquired by any Stockholder and any Common Shares acquired by any Stockholder by conversion of Class B Stock, in each case from October 20, 2000 through the term of the Stockholder Agreement) are subject to the Stockholder Agreement (the "Subject Shares"), and during the term of the Stockholder Agreement, each Stockholder has agreed to take the following action with respect to the Subject Shares beneficially owned by such
Stockholder:

     - to convert all of its Subject Shares into Common Shares immediately prior to the expiration of the Offer provided that Reed Elsevier shall have delivered an irrevocable binding notice to the Stockholders and the Company that each of the Offer Conditions have been satisfied (or would be satisfied, in the case of the Minimum Condition, upon such conversion of the Subject Shares and the tender of the Common Shares issuable upon such conversion into the Offer) or waived in accordance with the Merger Agreement together with a certificate from Citibank, N.A. (the "Depositary") setting forth the number of Common Shares validly tendered into the Offer and not withdrawn as immediately prior to such time as practicable;

     - immediately after such conversion, to tender pursuant to the Offer, and not withdraw, all of the Subject Shares (including all Common Shares issuable upon the conversion of the Subject Shares) promptly upon request by Reed Elsevier;

     - to vote its Subject Shares in favor of the approval and adoption of the Merger and the Merger Agreement and against (1) any Acquisition Proposal,
       (2) any extraordinary dividend or distribution by the Company or any of its subsidiaries, (3) any change in the capital structure of the Company or any of its subsidiaries (other than pursuant to the Merger Agreement) or (4) any other action that would reasonably be expected to, in any material respect, prevent, impede, interfere with, delay, postpone, frustrate the purposes of or attempt to discourage the transactions contemplated by the Merger Agreement; each Stockholder has granted to Purchaser an irrevocable proxy to vote or otherwise use such voting power in the manner contemplated by the foregoing; and

     - not to sell, pledge or otherwise dispose of any of its Subject Shares (other than (i) transfers to persons becoming bound by the Stockholder Agreement, (ii) transfers of an aggregate total of 100,000 Common Shares (including shares transferred by any other Stockholder) to charitable organizations) or (iii) the transfer of 847,458 Subject Shares to the Company in exchange for a $50 million contingent promissory note from the Company.

     Each Stockholder has also agreed not to solicit or initiate any Acquisition Proposal or furnish information to or participate in any discussions or negotiations with any person that is considering making or has made an Acquisition Proposal.

     The Stockholder Agreement will terminate upon the earlier of the Effective Time and the date of termination of the Merger Agreement in accordance with its terms.

     Immediately upon the conversion by the Smith family of its shares of Class B Stock into Common Stock pursuant to the Stockholder Agreement, all other outstanding shares of Class B Stock will become automatically converted into Common Stock. If a stockholder does not convert its shares of Class B Stock into Common Stock and tender those shares in the Offer, such stockholder will not receive any consideration for such shares unless and until the Merger has occurred.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation Of The Board Of Directors.

     At a meeting held on October 26, 2000, the Board determined that it is advisable and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement. At this meeting, the Board unanimously (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions to be effected pursuant to the Merger Agreement are fair to and in the best interests of the stockholders of the Company, (iii) resolved to recommend the acceptance of the Offer and the adoption of the Merger Agreement by the stockholders of the Company and (iv) approved the Merger Agreement for purposes of Section 203 of the DGCL. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     (b)(I) Background Of The Offer; Contacts With Reed Elsevier.

     Over the past few years, there have been significant changes in the educational publishing industry and, in particular, the pace of these changes has accelerated over the past year. These changes, which include both the effects of industry consolidation and accelerating technological changes, raised difficult strategic choices for the Company's management, who realized the challenges in protecting its traditional core businesses while pursuing on-line strategies and investing in emerging on-line market opportunities with speculative economic characteristics. Management also believed that its ability to make such investments, given its relatively small capitalization compared to the Company's competitors, was an increasing disadvantage. Moreover, the spin-off of its Nieman Marcus unit had not yet resulted in the multiple expansion (and attendant benefits on the Company's shares as an acquisition currency and enhanced financing opportunities) that had been sought by management.

     Accordingly, a meeting of the Board of Directors of the Company was convened on May 24, 2000 to review and discuss the strategic issues facing the Company and to explore all strategic alternatives available to the Company, including maintaining the status quo. Representatives of Simpson Thacher & Bartlett, the Company's outside legal counsel, reviewed for the Board its legal duties in connection with the exploration of strategic alternatives. At the meeting, the Board of Directors of the Company reviewed management's assessment of the Company's current position, including, among other matters, the Company's strategic plan and financial results, the strength of the education markets and the risks and benefits of technology driven changes in the industry. Management also presented its view of the implications for the Company of pursuing a stand-alone strategy and discussed various external factors affecting the business, including, among other matters, competitive conditions and the difficulty of effecting acquisitions. The Co-Chief Executive Officers of the Company presented their view that a potential sale price could reflect the intrinsic value of the Company better than the public market prices over the next few years. At this meeting, representatives of Goldman, Sachs & Co. ("Goldman Sachs") presented a financial analysis of the Company including, among other matters, various alternatives for enhancing stockholder value. Representatives of Goldman Sachs also outlined possible approaches for soliciting proposals from potentially interested parties if the Board decided to explore a sale of all or a portion of the Company. In addition, Goldman Sachs reviewed potential candidates, both strategic and financial, which it had identified as possible buyers of either all of the Company or certain of its business segments. The Board discussed various alternatives and management and Goldman Sachs responded to questions from the Board. Although the Board did not take any formal action, the consensus of the Board was that it was in the best interests of the Company and its stockholders that management, with the assistance of Goldman Sachs, begin to explore strategic alternatives for the Company, including a possible sale of the Company. The Board, however, understood that management did not intend to contact any third parties until the Board considered the matter further. The Chairman of the Board stressed that the status quo remained an alternative that was available depending on the results of the exploration of strategic alternatives and that no decision had been made to effect any particular course of action, including a sale of the Company.

     Representatives of Goldman Sachs and management of the Company, based on their collective experience and knowledge of the industry and private equity markets, compiled a list of prospective strategic and financial buyers to be contacted directly by Goldman Sachs regarding their potential interest in a possible transaction. Representatives of Goldman Sachs also assisted management in preparing a confidential memorandum describing the Company for potential use in future discussions with interested parties.

     At a meeting of the Board of Directors on June 16, 2000, management and Goldman Sachs updated the Board on their work to date in exploring strategic alternatives, including a sale of the Company. The Board discussed the implications for the Company's business of disclosing that it was exploring strategic alternatives including a possible sale of the Company and discussed the benefits and risks of proposed next steps. Management and Goldman Sachs responded to questions from the Board. A consensus of the Board was reached that management should explore strategic alternatives and contact third parties in that connection.

     On June 19, 2000, the Company announced to the public that it was exploring strategic alternatives and, at the direction of the Company, Goldman Sachs commenced contacting potential buyers which had been identified and continued to work with the Company in identifying additional parties which were also contacted as part of the on-going process. Initial contacts were made with senior executives or representatives of over 60 parties and consisted of a brief discussion of the Company's possible interest in engaging in a sale of the Company and an inquiry as to whether the potential party would be interested in receiving further information.

     With the assistance of Simpson Thacher & Bartlett, the Company negotiated and entered into confidentiality and standstill agreements with 31 parties for the purpose of facilitating the delivery of confidential information regarding the Company to the parties who expressed an interest in receiving such information. On June 28, 2000, the Company and Reed Elsevier entered into the confidentiality and standstill agreement. Beginning on June 30, 2000, the confidential memorandum was sent by Goldman Sachs to parties which had entered into confidentiality and standstill agreements. Beginning on July 27, 2000, Goldman Sachs sent letters to such parties inviting preliminary indications of interest by August 18, 2000.

     On August 18, 2000, the Company received preliminary indications of interest from four parties for the acquisition of the Company as a whole, and preliminary indications of interest from eleven parties for the acquisition of certain business segments of the Company. Among the parties expressing an interest in all of the Company were Reed Elsevier, Thomson and a buyer organized by a group of financial sponsors (the "financial buyer").

     During the period following the receipt of the preliminary indications of interest, representatives of the interested parties which had been selected for the second round of bidding, including Reed Elsevier, conducted due diligence investigations regarding the business and properties of the Company. In addition, between September 5 and September 27, 2000, the Company made management presentations to such parties.

     On October 2, 2000, on behalf of the Company, Goldman Sachs sent to the remaining possible transaction candidates a letter outlining the procedures for submitting a final bid for the Company as a whole by October 12, 2000, accompanied by a draft merger agreement that had been prepared by Simpson Thacher & Bartlett. On that date, Goldman Sachs sent a similar letter to the parties interested in submitting final bids for portions of the Company, accompanied by a term sheet outlining the principal terms for such a transaction that had been prepared by Simpson Thacher & Bartlett.

     Early in the week of October 2, 2000, representatives of Thomson informed Goldman Sachs that Thomson was not prepared to make a bid for the entire Company but wished to acquire certain of the Company's assets. Representatives of Reed Elsevier also informed Goldman Sachs that it was their intention to acquire the entire Company and then resell certain portions of the Company at the close of the transaction. To minimize its risk in connection with the resale, Reed Elsevier stated that it wished to arrange the resale in advance of the finalization of its bid for the Company. Later that week, after consulting with Goldman Sachs, the Company granted Thomson and Reed Elsevier permission to coordinate efforts with each other to facilitate such a resale.

     On October 11, 2000, GC Companies, Inc., which had been spun-out from Harcourt in 1993, filed for Chapter 11 bankruptcy and as a result the Company announced that it anticipated recording a one-time charge of $100 million, or about $1.38 per share, to cover potential liabilities associated with the Company's secondary liability with respect to certain lease obligations of GC Companies. In anticipation of this announcement, at the direction of the Company, Goldman Sachs extended the due date for final bids to October 16, 2000.

     On October 16, 2000, the Company received final bids for the Company as a whole from Reed Elsevier and the financial buyer. Reed Elsevier proposed a cash tender offer to purchase all of the outstanding Common Shares and Preferred Shares for $55.00 per share and $72.05 per share, respectively. The Reed Elsevier bid stated that Reed Elsevier and Thomson would, simultaneously with execution of the Merger Agreement, enter into an agreement whereby a portion of the Company's assets would be sold to Thomson in the event that the transaction was completed and that, accordingly, the proposal was conditioned on the receipt of antitrust approvals for the sale to Thomson. In addition, Reed Elsevier proposed that members of the Smith family sign a Stockholder Agreement committing them to tender their shares in the Offer and vote against all other transactions until one year after the termination of the Merger Agreement.

     The other bid, from the financial buyer, contemplated a leveraged recapitalization transaction pursuant to which stockholders of the Company would receive cash (and/or, at their election (subject to proration), retained common equity of the recapitalized Company) and preferred stock of the recapitalized Company. The financial buyer proposal was conditioned on the receipt of debt financing and included commitment letters from three separate proposed financing sources. The financial buyer proposal, as well as the commitments of the financing sources, were subject to the completion of additional due diligence.

     On October 16, 2000, the Company also received final bids for different portions of the Company from two parties. The two bids on a combined basis would have permitted the sale of only a limited portion of the Company.

     Between October 18 and October 20, 2000, representatives of Goldman Sachs and Simpson Thacher & Bartlett separately contacted the financial advisors and outside legal counsel of Reed Elsevier, Morgan Stanley and Davis Polk & Wardwell, and the representatives and outside legal counsel of the financial buyer to clarify the material terms reflected in their proposals and to identify aspects of their proposals which raised issues for the Company. In particular, with respect to Reed Elsevier, the Company's advisors stated that the Company required a direct commitment from Thomson to obtain antitrust approvals. The Company's advisors also stated that the commitments of the Smith family in the Stockholder Agreement surviving the termination of the Merger Agreement was problematic from the perspective of both the Smith family and the Company. The financial buyer was requested, among other things, to complete due diligence as soon as possible and to improve its financing commitments, particularly with regard to various provisions relating to the certainty of closing.

     On October 19, 2000, a meeting of the Board of Directors of the Company was convened. Representatives of Simpson Thacher & Bartlett again reviewed the Board's legal duties in light of a possible sale of the Company. At the meeting, the Chairman presented an update and described, among other matters, the background of the transaction and the status of negotiations. Representatives of Goldman Sachs outlined for the Board a summary of the on-going sale process that had been conducted since the Board meeting in June. Goldman Sachs then reviewed for the Board the bids that had been received by the Company and provided a comparative analysis of the financial terms of the financial buyer proposal and the Reed Elsevier proposal.

Representatives of Simpson Thacher & Bartlett also provided for the Board a detailed comparison of the material legal terms of the two proposals, including the commitment letters submitted by the financial buyer. The Board discussed the proposals and posed questions to the Company's management and its financial and legal advisors. Based on these presentations and discussions, the Board authorized management and its advisors to pursue negotiations with Reed Elsevier and the financial buyer with respect to the possible sale of the entire Company.

     On October 20, 2000, an article in the Wall Street Journal identified the two bidders as the finalists in the auction process and indicated that the prices they had offered per share were in the low to mid fifties. The Company did not subsequently receive any inquiries from any third parties (other than Reed Elsevier and the financial buyer) with respect to any business combination transaction following publication of the article.

     In response to discussions with the Company's advisors, between October 20 and October 24, 2000, representatives and advisors of the financial buyer and its potential financing sources conducted and completed additional due diligence with respect to the Company.

     On October 21, 2000, Simpson Thacher & Bartlett sent to Reed Elsevier's outside legal counsel a revised draft of the Merger Agreement reflecting aspects of the Reed Elsevier proposal that the Company was prepared to accept. Between October 22 and October 25, 2000, representatives of Simpson Thacher & Bartlett and Davis Polk & Wardwell had numerous discussions relating to the terms of the Merger Agreement and, together with Goulston & Storrs, the Smith family's legal counsel, the Stockholder Agreement. On October 25, 2000, representatives of Simpson Thacher & Bartlett, Axinn, Veltrop & Harkrider, the Company's outside antitrust counsel, and Shearman & Sterling, Thomson's outside legal counsel, finalized the terms of a letter agreement reflecting Thomson's commitments to the Company with respect to seeking antitrust approvals in connection with its proposed transaction with Reed Elsevier.

     Between October 23 and 25, 2000, representatives of Simpson Thacher & Bartlett and the financial buyer's outside legal counsel, Ropes & Gray, had discussions on certain aspects of the merger agreement and the commitment letters. On October 24, 2000, Simpson Thacher & Bartlett sent to the financial buyer and its outside legal counsel a revised draft of the merger agreement reflecting the leveraged recapitalization transaction structure proposed by the financial buyer and the other aspects of the financial buyer's proposal that the Company was prepared to accept.

     On October 24, 2000, representatives of Goldman Sachs contacted representatives of Reed Elsevier and the financial buyer to inform them that a meeting of the Smith family members had been scheduled for the evening of October 25, 2000 to discuss the proposals from Reed Elsevier and the financial buyer and that a meeting of the Board of Directors had been scheduled for the following day. Both parties were requested, accordingly, to present their best and final proposals on October 25.

     On October 25, 2000, Reed Elsevier submitted a revised proposal to purchase all of the outstanding Common Shares and Preferred Shares for $59.00 per share and $77.29 per share, respectively. In consideration of an increased bid, Reed Elsevier proposed that the termination fee be $180 million and agreed that the Stockholder Agreement would terminate upon termination of the Merger Agreement. Later that day, the financial buyer submitted a revised proposal for a recapitalization pursuant to which stockholders would receive cash (and/or, at their election (subject to proration), retained common equity of the recapitalized Company) and preferred stock of the recapitalized Company. The aggregate nominal value of the financial buyer proposal was less than the Reed Elsevier proposal. The financial buyer also submitted revised commitment letters. Later that evening, the Smith family meeting was held.

     During the course of the day on October 26, 2000, counsel for the parties negotiated substantially all of the remaining terms of the Merger Agreement and the Stockholder Agreement.

     On October 26, 2000, the Board of Directors of the Company met to consider and review the terms of the revised offers submitted by Reed Elsevier and the financial buyer. Representatives of Simpson Thacher & Bartlett reviewed for the Board its fiduciary and other legal duties. Management reviewed again, among other matters, the rationale for the transaction and the outlook of the Company on a stand-alone basis. Goldman Sachs gave a presentation that analyzed, among other matters, the financial aspects of the two proposals, the

Company's strategic plan and certain other strategic alternatives available to the Company. The Board requested that Goldman Sachs render an opinion as to whether the transaction proposed by Reed Elsevier was fair from a financial point of view. After its presentation, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing (the "Fairness Opinion"), that as of such date, and subject to the assumptions made, matters considered and limitations on the review undertaken, the $59.00 per share proposed to be received by the holders of Common Shares (other than members of the Smith Family Group) pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached and filed as Exhibit
(a)(5) to this statement and incorporated herein by reference in its entirety.

     STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY.

     After the Goldman Sachs presentation, representatives of Axinn, Veltrop & Harkrider gave a presentation relating to the antitrust aspects of the transaction. Representatives of Simpson Thacher & Bartlett then reviewed for the Board in detail the terms of the Merger Agreement and the Stockholder Agreement and the other legal aspects of the revised proposals of both Reed Elsevier and the financial buyer. Management and the advisors responded to numerous questions from the Board. The Board discussed, among other matters, the risks and benefits of the two proposals and compared them, taking into account the presentations and analyses provided for the Board, with the values anticipated to be obtained for stockholders pursuant to the Company's strategic plan, along with the execution risks relating to such plan in light of the significant investments required by the Company going forward in the traditional print based businesses and new technology based businesses in emerging markets. After additional discussion and deliberation, the Board of Directors approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant thereto.

     On October 27, 2000, the Merger Agreement was executed by the Company and Reed Elsevier and the Stockholder Agreement was executed by the Smith family and Reed Elsevier. On that day, each of the Company and Reed Elsevier issued separate press releases announcing the execution of the Merger Agreement and the Stockholder Agreement. The full text of the Company's press release is attached and filed as Exhibit (a)(4) to this statement. Also, on October 27, 2000, the definitive Sale and Purchase Agreement was executed by Reed Elsevier and Thomson.

     (b)(II) Reasons For The Recommendation Of The Board Of Directors.

     In making the determination and recommendation described above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

     - the price being paid for each share of Common Stock in the transaction which represents (a) a premium of over 40% over the closing sale price of $42.03 on the New York Stock Exchange on June 16, 2000 (the trading day immediately prior to the date on which the Company announced it was exploring strategic alternatives) and (b) a premium of over 55% over the average closing sale price of $38.01 for the year ended June 16, 2000;

     - the opinion of Goldman Sachs, dated as of October 27, 2000, to the effect that as of such date the $59.00 per share to be received by the holders of Common Stock (other than members of the Smith Family Group) in the Offer and the Merger was fair to such holders from a financial point of view (the full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex A; holders of Shares are encouraged to read such opinion in its entirety);

     - possible alternatives to the sale of the entire Company, including continuing to operate the Company as it has in the past, which the Board determined not to pursue in light of its belief that the Reed Elsevier transaction maximized stockholder value and represented the best transaction reasonably available to stockholders;

     - the Company's business, its current financial condition and results of operations, and its future prospects, and the Board's belief, on the basis of their familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth;

     - the all-cash consideration offered by Reed Elsevier;

     - the analysis of Goldman Sachs on the financial aspects of the proposals from Reed Elsevier and the financial buyer;

     - the recent evaluation by the Board of the Company's strategic plan, which is meaningfully dependent on significant investments in the traditional print based businesses and new technology based businesses in emerging markets, as well as the execution risks related to achieving the plan (including the adverse impact of such investments on earnings), compared to the risks and benefits of the transaction;

     - the portfolio aspect of the Company's diverse publishing segments made a sale of the entire Company to a single buyer difficult;

     - although the obtaining of antitrust approvals for the Thomson transaction was insisted on by Reed Elsevier as a condition to the Offer, the fact that the Offer was not otherwise conditioned on the closing of the Thomson transaction and that Thomson gave commitments to the Company and Reed Elsevier regarding such approvals;

     - the advice of counsel as to the likelihood and timing of ultimately obtaining the necessary regulatory approvals to consummate the transaction, including antitrust approvals for the Offer, the Merger and the Thomson transaction;

     - the fact that the Company conducted an extensive process involving over 60 parties and sent confidential information to 31 parties and two definitive proposals to acquire the entire Company had been received;

     - the support of the transaction by the Smith family, the largest stockholder of the Company;

     - the terms of the Merger Agreement, including the "fiduciary-out" language and the break-up provisions, would not prevent the Company from accepting a Superior Proposal, subject to the Company paying Reed Elsevier a $180 million termination fee;

     - the conditioning by Reed Elsevier of its proposal upon the Smith family entering into the Stockholder Agreement and committing to tender their shares in the Offer and the terms of the Stockholder Agreement, including the provisions allowing the Smith family to support a Superior Proposal approved by the Board in accordance with, and upon termination of, the Merger Agreement;

     - the size of the termination fee was insisted on by Reed Elsevier as a condition to agreeing that the Stockholder Agreement would terminate upon termination of the Merger Agreement;

     - the Board's conclusion that the size of the termination fee, and the circumstances when such fee is payable, were reasonable in light of the benefits of the Offer and the Merger and in light of the auction process conducted by the Company;

     - the considerations relating to significant liabilities arising from the Chapter 11 bankruptcy filing by GC Companies and the remaining uncertainties relating to the Company's relationship with GC Companies;

     - the absence of a financing condition on Reed Elsevier's obligation to consummate the Offer and the limited number and nature of other conditions to Reed Elsevier's obligation to consummate the Offer; and

     - the other terms and conditions of the Offer and the Merger.

The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     (c) Intent To Tender.

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares held of record or beneficially owned by such person to the Purchaser in the Offer, except for persons who would by tendering incur liability under
Section 16(b) of the Exchange Act.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to a letter agreement dated as of May 24, 2000, the Company formally retained Goldman Sachs to act as its financial advisor in connection with the Company's review of strategic alternatives including a possible sale of the Company.

     Pursuant to the May 24 engagement letter, Goldman Sachs will be entitled to receive a fee equal to .45% of the aggregate consideration paid in the transaction represented by the Offer and the Merger plus the principal amount of all indebtedness of the Company for borrowed money, less cash, such fee to be contingent upon the consummation of such transaction and payable at the closing thereof.

     The Company has also agreed to reimburse Goldman Sachs for its reasonable expenses, including taxes, out-of-pocket expenses and fees and disbursements of outside counsel.

     Goldman Sachs has provided certain investment banking services to the Company from time to time for which they have received customary compensation.

     In addition, the Company has agreed to indemnify Goldman Sachs, its partners, directors, agents and employees and each person, if any, controlling Goldman Sachs against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Goldman Sachs' engagement.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as described below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     On October 25, 2000, Richard A. Smith, the Chairman of the Company, converted 610,000 shares of Class B Stock into 610,000 Common Shares and transferred the 610,000 Common Shares to Susan F. Smith, Amy Smith Berylson, Robert A. Smith, Debra Smith Knez, John G. Berylson, Dana A. Weiss, and Brian J. Knez, all as trustees of the Richard and Susan Smith Family Foundation.

     On October 25, 2000, Richard Smith's wife converted 805,000 shares of Class B Stock into 805,000 Common Shares and transferred the 805,000 Common Shares to Susan F. Smith, Amy Smith Berylson, Robert A. Smith, Debra Smith Knez, John G. Berylson, Dana A. Weiss, and Brian J. Knez, all as trustees of the Richard and Susan Smith Family Foundation.

     On October 25, 2000, Richard Smith's sister converted 443,818 shares of Class B Stock into 443,818 Common Shares and transferred the 443,818 Common Shares to Nancy L. Marks, Cathy Lurie, Eric Cushing, Jeffrey Lurie, Christina Lurie, Darline M. Lewis, and Mark D. Balk all as trustees of the Nancy Lurie Marks Family Foundation.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Delaware General Corporation Law.

     Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

     The Purchaser and Reed Elsevier have each agreed to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, so stockholder approval of the Merger is assured if the Minimum Condition has been satisfied and the Offer is completed.

     (b) Regulatory Approvals.

     United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Both the purchase of Shares pursuant to the Offer and the Subsequent Transaction are subject to such requirements. Until such requirements have been satisfied Purchaser is not obligated to accept for payment, or pay for, any tendered Shares. See Item 3 under "The Merger Agreement -- Conditions to the Offer".

     The Company has been informed that, pursuant to the requirements of the HSR Act, Purchaser filed, on November 2, 2000, and Thomson is expected, promptly after the date hereof, to file a Notification and Report Form with respect to the Offer and Merger and the Subsequent Transaction, respectively, with the Antitrust Division and the FTC. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on November 17, 2000 and the waiting period with respect to the Subsequent Transaction with Thomson is scheduled to expire at 11:59 p.m., New York City time, 30 days after such filing. However, prior to such times, the Antitrust Division or the FTC may extend either waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser or relevant to the Subsequent Transaction from Thomson, as the case may be. If any such requests are made, the waiting period subject to such request will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser or on the 20th day after substantial compliance by Thomson, the Company and Reed Elsevier as the case may be, with such request. Thereafter, such waiting period can be extended only by court order.

     The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Subsequent Transaction. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Subsequent Transaction or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Reed Elsevier, Thomson or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that, and has been informed that the Purchaser, Reed Elsevier and Thomson do not believe that, the consummation of the Offer or Subsequent Transaction will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Subsequent Transaction on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Other Filings. Reed Elsevier and its affiliates, as well as the Company and Thomson, conduct operations and/or have sales in a number of foreign countries, and filings will be made with foreign governments under their pre-merger notification statutes.

          United Kingdom. The United Kingdom Fair Trading Act 1973 (the "Fair Trading Act") will apply to an acquisition of the Company by the Purchaser. Under the Fair Trading Act, the Director General of Fair Trading can recommend to the Secretary of State for Trade and Industry that the Secretary refer the proposed acquisition to the Competition Commission which would then be required to determine whether the proposed acquisition "operates, or may be expected to operate, against the public interest". The Secretary of State for Trade and Industry has statutory powers to order, among other things, a disinvestment if the Competition Commission reports unfavorably on any acquisition. The Company has been informed that Purchaser intends to file notice of the Offer and Merger with the Office of Fair Trading and to seek confirmation that the Secretary of State does not intend to refer the Offer and Merger to the Competition Commission.

          Republic of Ireland. Under the Competition Act 1991, as amended, the Offer and Merger must be notified to the Minister for Enterprise and Employment (the "Minister") within one month of the date of the Merger Agreement. The Minister has 30 days from notification to refer the Offer and Merger to the Competition Authority. This period may be extended by a request by the Minister for further information. If the Minister refers the Offer and Merger to the Competition Authority, the Competition Authority has a further 30 days to report on its investigation (unless the Minister specifies a longer period). The Minister must publish the Competition Authority's report within a further two months.

          In view of the limited activities of the Company in Ireland, the Company has been informed that the Purchaser intends to submit a short-form notification requesting a letter from the Minister confirming that the transaction is not notifiable and that the Minister does not intend to make a prohibition order or an order imposing conditions.

          Federal Republic of Germany. Under the Act Against Restraints of Competition of the Federal Republic of Germany (the "German Cartel Act"), certain transactions may not be consummated unless a notification has been filed with the German Cartel Office (the "Cartel Office") and clearance has been obtained. The consummation of the Offer and the Merger are subject to such requirements.

          The Company has been informed that Pursuant to the requirements of the German Cartel Act, Purchaser expects to file a notification with respect to the Offer and Merger with the Cartel Office. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire one month after such filing. However, at the expiration of such time, the Cartel Office may instead of approving the transaction decide to make further investigations and, in connection with such further investigation, may extend the waiting period to a date that is up to four months from the date of filing.

          Canada. Thomson has indicated that pre-notification to the Commissioner of Competition ("the Commissioner") is likely to be required with respect to the Subsequent Transaction pursuant to certain provisions of Canada's Competition Act. If the Subsequent Transaction is notifiable, it may not be completed prior to the expiration or earlier termination of the applicable waiting period after notice of such transaction has been delivered to the Commissioner. The waiting period may be 14 or 42 days from the time information is provided to the Commissioner, depending upon the type of information required to be provided to the Commissioner. If the Commissioner determines that the Subsequent Transaction would have the likely effect of lessening or preventing competition substantially, the Commissioner may apply to the Competition Tribunal (a special purpose Canadian tribunal) for an order to require, among other things, the disposition of the Canadian assets or shares acquired in such Subsequent Transaction. Thomson has indicated to the Company that it intends to file notice of its intent to complete the Subsequent Transaction with the Commissioner, if required.

          Other Jurisdictions. The filing requirements of various jurisdictions are being analyzed by the parties and, where necessary, the parties intend to make such filings.

     If any requisite or advisable waiting period under applicable material antitrust laws shall not have expired or been terminated by the expiration of the Offer. Purchaser may or, upon request of the Company, shall, extend the expiration date of the Offer (but not beyond July 24, 2000). Although the Company believes and has been informed that Reed Elsevier, Thomson and Purchaser believe that neither the acquisition of the Shares pursuant to the Offer nor the Subsequent Transaction would violate or be prohibited by applicable foreign antitrust or competition laws, there can be no assurance that a challenge to the Offer or the Subsequent Transaction on antitrust or competition grounds will not be made or, if such a challenge is made, what the outcome will be. If the consummation of the Offer or the Merger is prohibited by law, rule, regulation, judgment, injunction or certain similar actions, Purchaser shall not be obligated to accept for payment or pay for any tendered Shares and may terminate the Offer. See Item 3 under "The Merger Agreement -- Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

     (c) Purchaser's Designation of Persons to be Elected to the Board of Directors

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9.  EXHIBITS.

     The following exhibits are filed herewith:

(a)(1) Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on November 8, 2000).
(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on November 8, 2000).
(a)(3)  Letter to Stockholders dated November 8, 2000.+
(a)(4)  Press Release, dated October 27, 2000.
(a)(5)  Opinion of Goldman Sachs & Co. dated as of October 27, 2000.
        (included as Annex A to this Statement)+
(e)(1) Agreement and Plan of Merger dated as of October 27, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).
(e)(2) Stockholder Agreement, dated as of October 27, 2000, among the Parent, Purchaser and the stockholders named therein
        (incorporated by reference to Exhibit (d)(2) to the Schedule
        TO of the Purchaser filed on November 8, 2000).
(e)(3)  Confidentiality Agreement, dated June 28, 2000, between Reed
        Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8, 2000).
(e)(4)  The Information Statement of the Company, dated November 8,
        2000 (included as Annex B to this Statement).+
(e)(5) Lease Resolution Agreement, dated as of October 27, 2000, among Richard A. Smith, Nancy Lurie Marks and the Company.

---------------
+   Included in copy mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HARCOURT GENERAL, INC.

                                          By: /s/ ERIC P. GELLER
                                          --------------------------------------
                                          Name: Eric P. Geller
                                          Title:  Senior Vice President, General
                                                  Counsel and Secretary

Dated: November 8, 2000

                                                                         ANNEX A

                                                                October 27, 2000

BOARD OF DIRECTORS
HARCOURT GENERAL, INC.
27 BOYLSTON STREET
CHESTNUT HILL, MA 02467

LADIES AND GENTLEMEN:

     You have requested our opinion as to the fairness from a financial point of view to the holders (other than members of the Smith Family Group, as defined below) of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Harcourt General, Inc. (the "Company") of the $59.00 per Share in cash proposed to be paid by Purchaser (as defined below) in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October, 27, 2000, among Reed Elsevier Inc. ("Parent"), REH Mergersub Inc., a wholly-owned subsidiary of Parent ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $59.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, the Purchaser will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Purchaser) will be converted into the right to receive $59.00 in cash.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services from time to time, including, among other things, having acted as the Company's financial advisor in connection with its acquisition of National Education Corporation in June 1997 and having acted as co-managing underwriter of three public offerings in July 1997: $150 million aggregate principal amount of 7.3% Senior Notes due 2097 of the Company; $150 million aggregate principal amount of 6.7% Senior Notes due 2007 of the Company; and $200 million aggregate principal amount of 7.2% Senior Notes due 2027 of the Company. We have also acted as the Company's financial advisor in connection with, and participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent and its affiliates, Reed International P.L.C. and Elsevier NV, from time to time, including having acted as dealer on a commercial paper program for Parent, and may provide investment banking services to Parent, Reed International P.L.C. and Elsevier NV in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, Parent, Reed International P.L.C. or Elsevier NV for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended October 31, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the publishing industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have also, with your consent, taken into account the view of the management of the Company

Harcourt General, Inc.
October 27, 2000
Page  2

of the risks and uncertainties of the Company achieving the management's forecasts. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or, if applicable, as to how any holder of Shares should vote such Shares in connection with the Merger.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $59.00 per Share in cash to be received by the holders of Shares (other than members of the Smith Family Group, as defined in the Company's Proxy Statement dated February 4, 2000) pursuant to the Tender Offer and the Merger, is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
---------------------------------------------------
(GOLDMAN, SACHS & CO.)

                                                                         ANNEX B

                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about November 8, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Harcourt General, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Reed Elsevier Inc. ("Reed Elsevier") to a majority of seats on the Board of Directors (the "Board") of the Company. On October 27, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Reed Elsevier and REH Mergersub Inc., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Reed Elsevier, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, (the "Common Stock"), at a price per share of $59.00 and all outstanding shares of Series A Cumulative Convertible Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $77.29 per share, in each case, net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated November 8, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on November 8, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Reed Elsevier. At the effective time of the Merger (the "Effective Time"), each Common Share and Preferred Share issued and outstanding immediately prior to the Effective Time (other than Shares that are owned by Reed Elsevier, the Purchaser, the Company or any subsidiaries of the Company, all of which will be cancelled (other than Common Shares held by subsidiaries of the Company), and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive the Common Stock Merger Consideration or Preferred Stock Merger Consideration, as the case may be.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on November 8, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Reed Elsevier, the Purchaser or the Reed Elsevier Designees (as defined below) has been provided by Reed Elsevier. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 8, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 7, 2000, unless extended.

                                    GENERAL

     The Common Stock and the Class B Stock are the only classes of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. As of the close of business on November 3, 2000, there were 55,113,075 outstanding shares of Common Stock and 18,111,729 outstanding shares of Class B Stock, of which Reed Elsevier and the Purchaser own no shares as of the date hereof.

           RIGHTS TO DESIGNATE DIRECTORS AND REED ELSEVIER DESIGNEES

     The information contained herein concerning the Reed Elsevier Designees (as described below) has been furnished to the Company by Reed Elsevier and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, the Company shall use its best efforts to cause a majority of directors on the Board to consist of persons designated or elected by Reed Elsevier (the "Reed Elsevier Designees").

     The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board or obtain the resignations of such number of directors as is necessary to enable the Reed Elsevier Designees to be elected to the Board so that a majority of the Board consists of such Reed Elsevier Designees and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Reed Elsevier Designees to be so elected.

     The Reed Elsevier Designees will be selected by Reed Elsevier from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Reed Elsevier Designees currently is a director of, or holds any positions with, the Company. Reed Elsevier has advised the Company that, to the best of Reed Elsevier's knowledge, none of the Reed Elsevier Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Reed Elsevier and the Company that have been described in the Schedule TO or the Statement.

     The name, age, citizenship, present principal occupation or employment and five-year employment history and business address of each of the individuals who may be selected as Reed Elsevier Designees are set forth below.

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS

                                                     CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME, AGE, (CITIZENSHIP) AND BUSINESS ADDRESS             AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------        ------------------------------------------
MARK ARMOUR 45...............................  Director and Chief Financial Officer, Reed
  (British)                                    International P.L.C. and Reed Elsevier plc (1996 to
  25 Victoria Street                             date) (Deputy Chief Financial Officer, 1995 to
  London SW1H 0EX                                1996); Member of the Executive Board and Chief
  United Kingdom                                 Financial Officer, Elsevier NV (1999 to date);
                                                 Chair, Reed Elsevier Inc. (February 2000 to date);
                                                 Chair, REH Mergersub Inc. (October 2000 to date)
CHARLES P. FONTAINE 40.......................  Director, Vice President -- Tax and Assistant Clerk,
  (United States)                              Reed Elsevier Inc. (1998 to date); Tax Director and
  275 Washington Street                          Assistant Treasurer, Reed Elsevier Inc. (1994 to
  Newton, MA 02458                               1998); Assistant Treasurer and Assistant Secretary,
                                                 Reed Elsevier U.S. Holdings Inc. (1991 to date);
                                                 Director, Vice President and Treasurer, REH
                                                 Mergersub Inc. (October 2000 to date)

                                                       CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND AGE (CITIZENSHIP) AND BUSINESS ADDRESS             AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------------------------        ------------------------------------------
HENRY Z. HORBACZEWSKI 50......................   Director, Senior Vice President, General Counsel and
  (United States)                                  Clerk, Reed Elsevier Inc. (1986 to date); Director
  275 Washington Street                            (1994 to date), Vice President, General Counsel and
  Newton, MA 02458                                 Secretary, Reed Elsevier U.S. Holdings Inc. (1991 to
                                                   date); Director, Vice President and Secretary, REH
                                                   Mergersub Inc. (October 2000 to date)
PAUL RICHARDSON 40............................   Group Treasurer, Reed Elsevier plc (1997 to date);
  (British)                                        Director and Senior Vice President -- Finance, Reed
  2 Park Avenue, 7th Floor                         Elsevier Inc. (1998 to date) and Treasurer (April
  New York, NY 10016                               2000 to date); Director (1999 to date), Vice
                                                   President -- Finance and Treasurer, Reed Elsevier
                                                   U.S. Holdings Inc. (1995 to date); Director and
                                                   President, REH Mergersub Inc. (October 2000 to date)

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of October 27, 2000 (except as indicated in Notes 5 through 8 below) with respect to the beneficial ownership of the Company's equity securities by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of the Company's Common Stock or Class B Stock, (ii) each executive officer named in the Summary Compensation Table, (iii) each director of the Company, and (iv) all current executive officers and directors as a group.

                                                              SHARES AND PERCENT OF CLASS
                                                            OF STOCK OWNED BENEFICIALLY(1)
                                                        ---------------------------------------
NAME                                                     COMMON       %       CLASS B       %
----                                                    ---------    ----    ----------    ----
Smith Family Group(2)(3)..............................  2,267,818     4.1    18,097,180    99.9
  c/o Richard A. Smith
  Harcourt General, Inc.
  27 Boylston Street
  Chestnut Hill, MA 02467
Richard A. Smith(2)(3)................................  1,450,208     2.6    12,158,683    67.1
  c/o Harcourt General, Inc.
  27 Boylston Street
  Chestnut Hill, MA 02467
Nancy L. Marks(2)(3)..................................    443,818       *     9,276,040    51.2
  c/o Harcourt General, Inc.
  27 Boylston Street
  Chestnut Hill, MA 02467
Mark D. Balk, Esq.(2)(4)..............................    443,818       *     3,939,769    21.8
  Goulston & Storrs, P.C.
  400 Atlantic Avenue
  Boston, MA 02110
FMR Corp.(5)..........................................  3,296,677     6.0            --      --
  82 Devonshire Street
  Boston, MA 02109
Neuberger Berman, LLC(6)..............................  3,880,740     7.0            --      --
  605 Third Avenue
  New York, NY 10158
Boston Partners Asset Management L.P.(7)..............  3,509,434     6.4            --      --
  One Financial Center
  Boston, MA 02111
PRIMECAP Management Company(8)........................  5,970,800    10.8            --      --
  225 South Lake Avenue
  Pasadena, CA 91101
Brian J. Knez(3)(9)...................................  1,594,038     2.9       815,373     4.5
Robert A. Smith(3)(10)................................  1,621,875     2.9       981,440     5.4
James P. Levy(11).....................................     70,885       *            --      --
John R. Cook(12)......................................     92,919       *            --      --
William F. Connell(13)(14)............................      5,861       *            --      --
Gary L. Countryman(14)................................      5,366       *            --      --
Jack M. Greenberg(14).................................      9,208       *            --      --
Jeffrey R. Lurie(3)(14)(15)...........................    456,351       *        66,570       *
Lynn Morley Martin(14)................................      3,116       *            --      --
Maurice Segall(14)....................................      6,332       *            --      --
Paula Stern(14).......................................      9,847       *            --      --
Hugo Uyterhoeven(1)(14)...............................     20,748       *            --      --

                                                              SHARES AND PERCENT OF CLASS
                                                            OF STOCK OWNED BENEFICIALLY(1)
                                                        ---------------------------------------
NAME                                                     COMMON       %       CLASS B       %
----                                                    ---------    ----    ----------    ----
Clifton R. Wharton, Jr.(14)...........................      3,807       *            --      --
All current executive officers and directors as a
  group (23 persons)(1)(16)...........................  2,365,269     4.8    13,952,625    77.0

---------------
  *  Less than 1%.

 (1) Each share of Class B Stock is convertible at any time into one share of Common Stock. Each share of the Company's Series A Cumulative Convertible Stock ("Preferred Stock"), which is not a voting security of the Company, is convertible at any time into 1.31 shares of Common Stock. The only person named in the table who owns Preferred Stock is Hugo Uyterhoeven (1,200 shares). All current executive officers and directors as a group own 9,216 shares of Preferred Stock as of October 27, 2000, which represents less than 1% of the total shares of Preferred Stock outstanding. The Company knows of no person owning Preferred Stock who, after conversion of such stock, would own more than 5% of the Company's outstanding Common Stock. The number of shares of Common Stock reported in the table for each individual and for all current executive officers and directors as a group includes shares allocated to each individual's account under the Company's Employee Stock Ownership Plan ("ESOP"), as to which each individual shares voting power with the trustee of the ESOP. The number of such shares is as follows: Richard A. Smith -- 808; Brian J. Knez -- 219; Robert A.
     Smith -- 287; John R. Cook -- 70; James P. Levy -- 70; and all current executive officers as a group -- 4,693. Except as set forth in the preceding sentence or in the following footnotes, each stockholder listed in the table has sole voting and investment power with respect to the shares listed.

 (2) Certain of the shares included in the table have been counted more than once because of certain rules and regulations of the Securities and Exchange Commission (the "Commission"). The total number of shares owned by, or for the benefit of, Richard A. Smith, Nancy L. Marks and members of their families is as shown for the "Smith Family Group." See Note 3. Mr. Smith and Mrs. Marks are "control" persons of the Company within the meaning of the rules and regulations of the Commission. Mr. Smith disclaims beneficial ownership of 1,450,208 shares of Common Stock held by a charitable trust and charitable foundation and 7,806,059 shares of Class B Stock held by his spouse and by various family trusts, foundations and companies. Mrs. Marks disclaims beneficial ownership of 443,818 shares of Common Stock held by a charitable foundation and 4,408,714 shares of Class B Stock held by various family trusts, foundations and companies.

 (3) The Smith Family Group includes Richard A. Smith, Chairman of the Company; Nancy L. Marks, Mr. Smith's sister; Robert A. Smith and Brian J. Knez, Presidents and Co-Chief Executive Officers and directors of the Company, who are, respectively, the son and son-in-law of Richard A. Smith; Jeffrey
     R. Lurie, a director of the Company and the son of Nancy L. Marks; other members of their families and various family corporations, trusts and charitable foundations. Certain members of the Smith Family Group have filed a Schedule 13D, as amended, with the Commission. The Schedule 13D discloses that the members of the Smith Family Group have executed the Smith-Lurie/Marks Stockholders' Agreement dated December 29, 1986, as supplemented (the "Smith-Lurie/Marks Agreement"). The Smith-Lurie/Marks Agreement imposes certain restrictions on the ability of the parties thereto to convert their Class B Stock into Common Stock without permitting the other parties to acquire the shares proposed to be so converted.

     Not all shares of Class B Stock and none of the shares of Common Stock owned beneficially by the members of the Smith Family Group are subject to the Smith-Lurie/Marks Agreement. Thus, while 17,118,628 shares of Class B Stock are subject to the terms of the Smith-Lurie/Marks Agreement, the total number of shares held by the Smith Family Group and as to which the Smith Family Group is deemed to be the beneficial owner is 18,097,180 shares of Class B Stock and 2,267,818 shares of Common Stock, which includes 1,428,000 shares of Common Stock held by a charitable foundation, 208,389 shares of Common Stock subject to outstanding options exercisable within 60 days of October 27, 2000, and an aggregate of 98,200 shares of restricted Common Stock over which two members of the Smith Family Group (Robert A. Smith and Brian J. Knez) have voting but not dispositive power. The 18,097,180 shares of Class B Stock constitute 99.9% of the outstanding Class B Stock and, together with 2,057,549 shares of Common Stock owned by the Smith Family Group, constitute 27.2% of the aggregate of the shares of the Class B Stock, Common Stock and Preferred Stock outstanding as of October 27, 2000, assuming conversion of all Preferred Stock into Common Stock. Members of the Smith Family Group possess sole or shared voting power over all of the shares shown in the table.

     Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the stockholders, and each share of Class B Stock entitles the holder thereof to one vote on all such matters, except that each share of Class B Stock entitles the holder thereof to ten votes on the election of directors at any stockholders' meeting under certain circumstances. As to any elections in which the Class B Stock carries one vote per share, the Smith Family Group had, as of October 27, 2000, 27.5% of the combined voting power of the Common Stock and Class B Stock. As to any elections in which the Class B Stock would carry ten votes per share, the Smith Family Group had, as of October 27, 2000, 77.5% of the combined voting power of the Common Stock and Class B Stock. The effect of this significant voting power is to permit the Smith Family Group to exert decisive control over the results of elections for the Board of Directors in the event of a substantial accumulation of Common Stock by persons unrelated to the Smith Family Group.

     The holders of Common Stock and the holders of Class B Stock are each entitled to vote separately as a class on a number of significant matters. For example, the holders of Common Stock and Class B Stock would each vote separately as a class on any (i) merger or consolidation of the Company with or into any other corporation, any sale, lease, exchange or other disposition of all or substantially all of the Company's assets to or with any other person, or any dissolution of the Company, (ii) additional issuances of Class B Stock other than in connection with stock splits and stock dividends, and (iii) amendments to the Company's Restated Certificate of Incorporation.

 (4) Mr. Balk, who is an officer and director of the law firm of Goulston & Storrs, P.C., and is included in the Smith Family Group because he serves as a trustee of several Smith family trusts, shares voting and investment power with respect to all shares of Class B Stock shown next to his name with various members of the Smith Family Group. Mr. Balk disclaims beneficial ownership of such shares, all of which are included in the number of shares owned beneficially by or for the benefit of the Smith Family Group. See Note 3.

 (5) The information reported is based on a Schedule 13G dated February 14, 2000 filed with the Commission by FMR Corp., the parent company of Fidelity Management & Research Company and Fidelity Management Trust Company. FMR Corp. has sole voting power with respect to 127,314 shares and sole dispositive power with respect to all of the shares reported in the table.

 (6) The information reported is based on a Schedule 13G dated January 28, 2000 filed with the Commission by Neuberger Berman, LLC. Neuberger Berman, LLC has sole voting power with respect to 2,982,484 shares, shared voting power with respect to 10,400 shares and shared dispositive power with respect to all of the shares reported in the table.

 (7) The information reported is based on a Schedule 13G dated February 7, 2000 filed with the Commission by Boston Partners Asset Management L.P. Boston Partners Asset Management L.P. has shared voting and dispositive power with respect to all of the shares reported in the table.

 (8) The information reported is based on a Schedule 13G dated December 31, 1999 filed with the Commission by PRIMECAP Management Company. PRIMECAP Management Company has sole voting power with respect to 1,078,600 shares and sole dispositive power with respect to all of the shares reported in the table.

 (9) Includes 96,979 shares of Common Stock which are subject to outstanding options exercisable within 60 days of October 27, 2000. Also includes 49,100 shares of restricted Common Stock over which Mr. Knez has voting but not dispositive power. Mr. Knez disclaims beneficial ownership of 1,428,000 shares of Common Stock held by a charitable foundation and all of the shares of Class B Stock reported in the table. All of the shares reported for Mr. Knez are included in the shares owned by the Smith Family Group. See Note 3.

(10) Includes 111,410 shares of Common Stock which are subject to outstanding options exercisable within 60 days of October 27, 2000. Also includes 49,100 shares of restricted Common Stock over which Mr. Smith has voting but not dispositive power. Mr. Smith disclaims beneficial ownership of 1,428,000 shares of Common Stock held by a charitable foundation and 16,370 shares of Class B Stock held by a trust. All of the shares reported for Mr. Smith are included in the shares owned by the Smith Family Group. See Note 3.

(11) Includes 46,753 shares of Common Stock which are subject to outstanding options exercisable within 60 days of October 27, 2000. Also includes 13,660 shares of restricted Common Stock over which Mr. Levy has voting but not dispositive power.

(12) Includes 52,406 shares of Common Stock which are subject to outstanding options exercisable within 60 days of October 27, 2000. Also includes 17,800 shares of restricted Common Stock over which Mr. Cook has voting but not dispositive power.

(13) Includes 1,500 shares of Common Stock held by a family partnership in which Mr. Connell holds an interest.

(14) Ms. Martin, Dr. Stern and Messrs. Connell, Countryman, Greenberg, Lurie, Segall, Uyterhoeven and Wharton hold, respectively, as of October 27, 2000, 2,616, 9,347, 2,861, 5,366, 9,208, 1,880, 4,332, 19,548 and 2,309 Common
     Stock based units which are included in the table. These individuals do not have voting or dispositive power with respect to these Common Stock based units. See "Directors' Compensation."

(15) Includes 10,640 shares of Common Stock held by the Philadelphia Eagles, Inc., of which Mr. Lurie is principal owner and Chief Executive Officer. Mr. Lurie disclaims beneficial ownership of 443,818 shares of Common Stock held by a charitable foundation and all of the shares of Class B Stock reported in the table. All of the shares reported for Mr. Lurie are included in the shares owned by the Smith Family Group. See Note 3.

(16) Includes (i) 508,769 shares of Common Stock which are subject to outstanding options exercisable within 60 days of October 27, 2000, (ii) 205,660 shares of restricted Common Stock over which the current executive officers have voting but not dispositive power, (iii) 4,693 shares of Common Stock allocated to the individuals in the group under the ESOP, as to which such individuals share voting power with the trustee of the ESOP, and (iv) the 57,470 Common Stock based units referred to in Note 14 above.

                               BOARD OF DIRECTORS

     The Company has a classified Board of Directors consisting of three staggered classes. At each annual meeting of stockholders, a class of directors is elected for a full term of three years to succeed the directors of the same class whose terms are then expiring.

            DIRECTORS WHOSE TERMS EXPIRE IN 2003 (CLASS A DIRECTORS)

GARY L. COUNTRYMAN*, age 61, Director since 1996

     Mr. Countryman serves as Chairman Emeritus (since April 2000, Chairman prior thereto) and Director of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company and Chief Executive Officer and President (since January 2000) and Director of Liberty Financial Companies, Inc. From 1992 until April 1998, Mr. Countryman served as Chairman and Chief Executive Officer of Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company and Liberty Financial Companies, Inc. Mr. Countryman is also a Director of FleetBoston Financial Corporation and a Trustee of Nstar.

JACK M. GREENBERG*, age 58, Director since 1993

     Mr Greenberg has served as Chairman and Director of McDonald's Corporation since May 1999 and Chief Executive Officer of McDonald's Corporation since August 1998. Previously, he was President (until December 1999) and Vice Chairman (from October 1996 until August 1998) of McDonald's Corporation and Chairman (from October 1996 until August 1998) and Chief Executive Officer (from July 1997 until August 1998) of McDonald's USA. Mr. Greenberg served as Chief Financial Officer of McDonald's Corporation from January 1982 until October 1996.

BRIAN J. KNEZ, age 43, Director since 1995

     Mr. Knez has served as President and Co-Chief Executive Officer of the Company since November 1999; President and Co-Chief Operating Officer of the Company from January 1997 until November 1999; Co-Chief Executive Officer of The Neiman Marcus Group, Inc. since May 1999; Co-Chief Executive Officer of Harcourt, Inc. since May 1999; President (until November 1998) and Chief Executive Officer of Harcourt, Inc. from May 1995 until May 1999; Mr. Knez also serves as a Director of The Neiman Marcus Group, Inc. Mr. Knez is the son-in-law of Richard A. Smith and the brother-in-law of Robert A. Smith.

RICHARD A. SMITH, age 76, Director since 1950

     Mr. Smith serves as Chairman of the Company. He also serves as Chairman of The Neiman Marcus Group, Inc. and GC Companies, Inc. Previously he served as Chief Executive Officer of the Company from January 1997 until November 1999 and prior to December 1991; Chief Executive Officer of The Neiman Marcus Group, Inc. from January 1997 until December 1998 and prior to December 1991; and Chief Executive Officer of GC Companies, Inc. until October 2000; Mr. Smith also serves as a Director of The Neiman Marcus Group, Inc. and GC Companies, Inc. In October 2000, GC Companies, Inc. filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of the Bankruptcy Code. Mr. Smith is the father of Robert A. Smith, the father-in-law of Brian J. Knez and the uncle of Jeffrey R. Lurie.

            DIRECTORS WHOSE TERMS EXPIRE IN 2001 (CLASS B DIRECTORS)

WILLIAM F. CONNELL*, age 62, Director since 1992

     Mr. Connell serves as Chairman and Chief Executive Officer of Connell Limited Partnership. Mr. Connell is also a Director of FleetBoston Financial Corporation and Liberty Financial Companies, Inc.

MAURICE SEGALL*, age 71, Director since 1986

     Mr. Segall is the former Chairman and Chief Executive Officer of Zayre Corp. Mr. Segall is a Director of AMR Corporation and Trustee of Cabot Industrial Trust.

ROBERT A. SMITH, age 41, Director since 1989

     Mr. Smith has served as President and Co-Chief Executive Officer of the Company since November 1999; President and Co-Chief Operating Officer of the Company from January 1997 until November 1999; Co-Chief Executive Officer of Harcourt, Inc. since May 1999; Co-Chief Executive Officer of The Neiman Marcus Group, Inc. since May 1999; Chief Executive Officer of The Neiman Marcus Group, Inc. from December 1998 until May 1999; President and Chief Operating Officer of The Neiman Marcus Group, Inc. from January 1997 to December 1998; Group Vice President of the Company and The Neiman Marcus Group, Inc. prior thereto; and President and Chief Operating Officer of GC Companies, Inc. from November 1995 until October 2000. In October 2000, GC Companies, Inc. filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of the Bankruptcy Code. Mr. Smith also serves as a director of The Neiman Marcus Group, Inc. Mr. Smith is the son of Richard A. Smith, the brother-in-law of Brian J. Knez and the cousin of Jeffrey R. Lurie.

HUGO UYTERHOEVEN*, age 69, Director since 1980

     Mr. Uyterhoeven is Timken Professor of Business Administration Emeritus, Graduate School of Business Administration, Harvard University; Mr. Uyterhoeven is also a Director of Bombardier, Inc., The Stanley Works, Ecolab, Inc. and Degussa-Huls AG.

            DIRECTORS WHOSE TERMS EXPIRE IN 2002 (CLASS C DIRECTORS)

JEFFREY R. LURIE, age 49, Director since 1996

     Mr. Lurie serves as principal owner and Chief Executive Officer of the Philadelphia Eagles, Inc., a National Football League franchise and President and Chief Executive Officer of Chestnut Hill Productions, a motion picture production company. Mr. Lurie is the nephew of Richard A. Smith and the cousin of Robert A. Smith.

LYNN MORLEY MARTIN*, age 60, Director since 1993

     Ms. Martin serves as Professor, J.L. Kellogg School of Management, Northwestern University and Advisor, Deloitte & Touche LLP; Ms. Martin served as United States Secretary of Labor from February 1991 to January 1993 and Member of the United States House of Representatives (Illinois 16th Congressional District) from 1981 to February 1991. Ms. Martin is a Director of SBC Communications, Inc., Ryder System, Inc., Procter & Gamble Co., TRW Inc. and 11 Dreyfus mutual funds.

PAULA STERN*, age 55, Director since 1993

     Ms. Stern serves as President of The Stern Group, Inc., an economic analysis and trade advisory firm; Ms. Stern is former Chairwoman of the U.S. International Trade Commission and serves as Director of Wal-Mart Stores, Inc. and Avon Products, Inc.

CLIFTON R. WHARTON, JR.*, age 74, Director since 1994

     Mr. Wharton is the Retired Chairman and Chief Executive Officer of Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF); Mr. Wharton served as Deputy Secretary of State, U.S. Department of State, from January 1993 to November 1993 and is former Chancellor, State University of New York System. Mr. Wharton is a Member of TIAA-CREF Board of Overseers.
---------------
* The Company's By-Laws provide for the independence of a majority of the members of the Board of Directors and the Audit, Nominating and Compensation Committees. Those persons who are considered "independent" within the meaning of the Company's By-Laws are indicated by an asterisk (*) above.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the fiscal year ended October 31, 2000, the Board of Directors held a total of six meetings and acted nine times by unanimous written consent. Each director of the Company attended at least 75% of the aggregate number of Board meetings and meetings held by the committees of which he or she is a member. Set forth below are descriptions of the functions of the five principal committees established by the Board of Directors and the names of their current members.

     Audit Committee. The members of the Audit Committee, which met five times during fiscal 2000, are Hugo Uyterhoeven (Chairman), Jack M. Greenberg, Paula Stern and Clifton R. Wharton, Jr. The functions of the Audit Committee include the review of the scope of the services of the Company's independent auditors and the responsibilities of the Company's internal audit department and a continuing review of the Company's internal procedures and controls. The Audit Committee annually reviews the Company's audited financial statements, considers the qualifications and fees of the independent auditors of the Company and makes recommendations to the Board of Directors as to the selection of the auditors and the scope of their audit services.

     Compensation Committee. The members of the Compensation Committee, which met seven times and acted twice by unanimous written consent during fiscal 2000, are Maurice Segall (Chairman), William F. Connell, Jack M. Greenberg, Lynn Morley Martin and Hugo Uyterhoeven. The functions of the Compensation Committee are to review or determine salaries, benefits and other compensation for officers and key employees of the Company and its subsidiaries and to administer the Company's incentive plans.

     Nominating Committee. The members of the Nominating Committee, which met once during fiscal 2000, are William F. Connell (Chairman), Lynn Morley Martin, Richard A. Smith and Hugo Uyterhoeven. The functions of the Nominating Committee, in addition to nominating directors and officers and making recommendations concerning the structure and membership of the various committees of the Board of Directors, include consulting with the Chief Executive Officers on questions of management, organization and succession and providing the Board of Directors with such guidance on these matters as the Board of Directors may seek from time to time. The Company's By-Laws provide that the Nominating Committee must carefully consider all suggestions timely received from any stockholder of nominees for director of the Company when the nominee confirms in writing to the Nominating Committee his or her desire to serve as a director of the Company and where the credentials of the nominee meet the standards generally applied by the Nominating Committee.

     Special Review Committee. The members of the Special Review Committee, which met six times and acted once by unanimous written consent during fiscal 2000, consist of all of the Directors of the Company who are not affiliated with the Smith Family Group, namely Hugo Uyterhoeven (Chairman), William F. Connell, Gary L. Countryman, Jack M. Greenberg, Lynn Morley Martin, Maurice Segall, Paula Stern, and Clifton R. Wharton, Jr. The functions of the Special Review Committee include evaluating and making recommendations to the Board of Directors with respect to matters arising out of the Company's relationship with GC Companies, Inc. ("GC"), including the Company's secondary liability for certain theatre lease obligations of GC. Following the filing by GC on October 11, 2000 of a voluntary petition under Chapter 11 of the Bankruptcy Code, the Special Review Committee considered and approved the execution and implementation of the Lease Resolution Agreement and Agency Agreement described in "Transactions with Management-Lease Resolution Agreement and Agency Agreement".

     Executive Committee. The members of the Executive Committee, which held no meetings during fiscal 2000, are Richard A. Smith (Chairman), Robert A. Smith, Brian J. Knez and Hugo Uyterhoeven. The By-Laws confer upon the Executive Committee the authority to manage the affairs of the Company in the intervals between meetings of the Board of Directors, except that the Committee may not effect certain fundamental corporate actions such as (a) declaring a dividend,
(b) amending the Restated Certificate of Incorporation or the By-Laws, (c) adopting an agreement of merger or consolidation or (d) imposing a lien on substantially all the assets of the Company. In practice, the Executive Committee meets infrequently and does not act except on matters which must be dealt with prior to the next scheduled Board of Directors meeting and which are not sufficiently important to require action by the full Board of Directors.

DIRECTORS' COMPENSATION

     Those directors who are not employees of the Company receive an annual cash retainer of $22,500 each and a fee of $1,750 per meeting attended, plus travel and incidental expenses incurred in attending meetings and carrying out their duties as directors. They also receive a fee of $750 (the Chairmen receive $1,250, with the exception of the Chairmen of the Audit, Compensation and Special Review Committees, who receive $1,750) for each committee meeting attended. If a director is unable to attend a meeting in person but participates by telephone, he or she receives one-half of the fee that would otherwise be payable. Since June 2000 Mr. Uyterhoeven has been paid $10,000 per month, in addition to his regular fees, for his services as Chairman of the Special Review Committee.

     Each non-employee director is also entitled to receive Common Stock based units in an aggregate amount equal to the value of the annual cash retainer. Grants are made quarterly, with the number of Common Stock based units in each grant calculated by dividing $5,625 (the amount of the quarterly cash retainer) by the trailing five day average of the price of the Company's Common Stock at the end of each fiscal quarter. These Common Stock based units do not carry voting or dispositive rights. Dividend equivalents are paid on the Common Stock based units in the form of additional units calculated by dividing the declared dividend amount by the price of the Company's Common Stock on the dividend payment date. The value of each non-employee director's Common Stock based units will be payable only in cash when the non-employee director ceases to serve as a member of the Board of Directors of the Company.

     The Company offers non-employee directors the right to elect to receive all or part of the cash portion of their directors' fees on a deferred basis (i) in the form of cash with interest at a rate equal to the average of the top rates paid by major New York banks on three month negotiable certificates of deposit as quoted on the last business day of the fiscal quarter, or (ii) in the form of Common Stock based units, calculated on the basis of the trailing five day average of the price of the Company's Common Stock at the end of each fiscal quarter. Messrs. Countryman and Greenberg and Dr. Stern are currently electing to receive all of their fees on a deferred basis using the stock based method.

                               EXECUTIVE OFFICERS

     Set forth below are the names, ages and principal occupations for the last five years of each current executive officer of the Company as of November 7, 2000. For information regarding those executive officers of the Company who are also Directors of the Company (Richard A. Smith, Robert A. Smith and Brian J.
Knez) see "Board of Directors" above.

KATHLEEN A. BURSLEY -- 46

     Ms. Bursley has served as Vice President of the Company since December 1998 and as Vice President and General Counsel of Harcourt, Inc. since May 1994.

JOHN R. COOK -- 59

     Mr. Cook serves as Senior Vice President and Chief Financial Officer of the Company and of The Neiman Marcus Group, Inc. Mr. Cook is also a Director of The Neiman Marcus Group, Inc.

PETER FARWELL -- 57

     Mr. Farwell serves as Vice President -- Corporate Relations of the Company and of The Neiman Marcus Group, Inc.

ERIC P. GELLER -- 53

     Mr. Geller serves as Senior Vice President, General Counsel and Secretary of the Company and of The Neiman Marcus Group, Inc.

PAUL F. GIBBONS -- 49

     Mr. Gibbons serves as Vice President and Treasurer of the Company and of The Neiman Marcus Group, Inc.

GERALD T. HUGHES -- 44

     Mr. Hughes serves as Vice President-Human Resources of the Company and of The Neiman Marcus Group, Inc.

CATHERINE N. JANOWSKI -- 39

     Ms. Janowski has served as Vice President and Controller of the Company and of The Neiman Marcus Group, Inc. since November 1997; prior thereto she served as Director, Corporate Accounting of the Company and of The Neiman Marcus Group, Inc.

JAMES P. LEVY -- 60

     Mr. Levy has served as Vice President of the Company since December 1998 and as President and Chief Operating Officer of Harcourt, Inc. since November 1998; prior thereto he served as President of Harcourt Inc.'s Education and Lifelong Learning & Assessment Groups.

GAIL S. MANN -- 49

     Ms. Mann has served as Vice President-Corporate Law and Associate General Counsel of the Company and of The Neiman Marcus Group, Inc. since August 1999; prior thereto she served as Vice President, Assistant General Counsel, Secretary and Clerk of Digital Equipment Corporation.

MICHAEL F. PANUTICH -- 52

     Mr. Panutich serves as Vice President -- General Auditor of the Company and of The Neiman Marcus Group, Inc.

PAUL ROBERSHOTTE -- 46

     Mr. Robershotte has served as Vice President -- Strategy and Business Development of the Company and of The Neiman Marcus Group, Inc. since February 1999; prior thereto he served as President and Chief Executive Officer of Age Wave Communications from February 1996 until June 1998 and Executive Vice President and Chief Operating Officer of Age Wave, Inc. from May 1995 until February 1996.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and persons who own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. The Company believes that all filing requirements applicable to its insiders were complied with during fiscal 2000.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table provides information on the compensation provided by the Company during fiscal 2000, 1999 and 1998 to the Company's Co-Chief Executive Officers and the three other most highly paid executive officers of the Company during fiscal 2000.

                                                                                  LONG-TERM
                                                                             COMPENSATION(1)(8)
                                                                           -----------------------
                                             ANNUAL COMPENSATION                   AWARDS
                                      ----------------------------------   -----------------------
                                                                                        SECURITIES
                                                            OTHER ANNUAL   RESTRICTED   UNDERLYING    ALL OTHER
                             FISCAL    SALARY     BONUS     COMPENSATION     STOCK       OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR      ($)       ($)(2)       ($)(3)      AWARDS(4)      (#)(5)        ($)(6)
---------------------------  ------   --------   --------   ------------   ----------   ----------   ------------
Richard A. Smith..........    2000    $700,000   $     --       --                 --         --       $     --
  Chairman(7)                 1999    $800,000   $684,000       --                 --         --       $262,007
                              1998    $800,000   $828,000       --                 --         --       $363,373
Brian J. Knez.............    2000    $750,000   $     --                  $1,304,531    235,000       $     --
  President and Co-Chief      1999    $750,000   $555,750       --         $  406,000     26,984       $ 41,833
  Executive Officer(7)        1998    $600,000   $538,200       --         $  358,050     22,291       $ 36,374
Robert A. Smith...........    2000    $750,000   $     --       --         $1,304,531    235,000       $     --
  President and Co-Chief      1999    $750,000   $555,750       --         $  406,000     26,984       $ 41,833
  Executive Officer(7)        1998    $600,000   $538,200       --         $  358,050     22,291       $ 36,374
James P. Levy.............    2000    $675,000   $     --       --         $  446,063    127,000       $     --
  Vice President of the       1999    $662,019   $550,000       --                 --     23,464       $ 39,742
  Company and President and   1998          --         --       --                 --         --             --
  Chief Operating Officer
  of Harcourt, Inc.(8)
John R. Cook..............    2000    $450,000   $     --       --         $  360,281     50,500       $     --
  Senior Vice President and   1999    $425,000   $259,813       --         $  213,150     14,078       $ 22,269
  Chief Financial Officer     1998    $400,000   $282,000       --         $  168,175     10,676       $ 22,114

---------------
(1) Other than restricted stock, stock options and equity-based awards which may be granted under the Company's 1997 Incentive Plan, the Company does not have a long-term compensation program for its executive officers that includes long-term incentive payouts.

(2) Bonus payments are reported with respect to the year in which the related services were performed. Bonuses for fiscal 2000 will be determined by the Compensation Committee of the Company's Board of Directors in December 2000 based on the performance goals and bonus ranges established by the Compensation Committee for fiscal 2000 as described in the December 1999 Compensation Committee Report on Executive Compensation below.

(3) No disclosure regarding items included in this column is required unless the amount in any year exceeds the lesser of $50,000 or 10% of the total annual salary and bonus for any named officer. The final amounts of such other compensation for fiscal 2000 have not yet been determined. The amounts for fiscal 1999 and 1998 are below the applicable threshold for disclosure.

(4) Calculated by multiplying the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant by the number of shares awarded. For all shares of restricted Common Stock granted in fiscal 1998 and 1999 and certain shares of restricted Common Stock granted in fiscal 2000, the restrictions lapse upon the achievement of specified performance targets or, if the specified targets are not reached within five years of the date of grant, then on the eighth anniversary of the date of grant. The specified performance targets have not yet been attained. All other shares of restricted Common Stock granted in fiscal 2000 vest 20% per year on each of the first five anniversaries of the grant. Pursuant to the terms of the Company's 1997 Incentive Plan, as amended ("1997 Plan"), except as otherwise provided in the award instrument, the restrictions on all outstanding shares of restricted stock will lapse or be waived upon consummation of the Offer. Holders of restricted stock are entitled to vote their restricted shares and receive all dividends which may be paid with respect to such shares. In general, in the event of termination of employment for any reason, restricted shares are forfeited by the holders and revert to the Company. At the end of fiscal 2000, the named executive officers' restricted stock holdings and market values (based on the New York Stock Exchange closing price of $56.05 for the Company's Common Stock at fiscal year end) were as follows: Mr.
    Knez -- 49,100 shares ($2,752,055); Mr. Robert Smith -- 49,100 shares
    ($2,752,055); Mr. Levy -- 13,660 shares ($765,643); and Mr. Cook -- 17,800 shares ($997,690).

(5) Pursuant to the terms of the 1997 Plan, except as otherwise provided in the award instrument, all outstanding options will become immediately exercisable upon consummation of the Offer.

(6) The items accounted for in this column include the value of allocated ESOP shares and the cost to the Company of matching contributions under the Key Employee Deferred Compensation Plan and of group life insurance premiums. Also included in this column for Richard A. Smith is $259,203 and $360,569 for fiscal 1999 and 1998, respectively, which represents a calculation of the benefit to Mr. Smith of the premium advanced by the Company in such fiscal year for the life insurance policy referred to below under "Transactions Involving Management -- Split Dollar Life Insurance." The benefit is determined for the period, projected on an actuarial basis, between the date the premium is paid by the Company and the date the Company will be entitled to reimbursement of the premium. The final amounts of other compensation for fiscal 2000 have not yet been determined.

(7) Richard A. Smith served as Chief Executive Officer of the Company from 1997 until October 31, 1999. Brian J. Knez and Robert A. Smith each became President and Co-Chief Executive Officer of the Company on November 1, 1999.

(8) James P. Levy became an executive officer of the Company on December 15, 1998. Mr. Levy is eligible for a long-term performance-based cash award under the Harcourt, Inc. Long-Term Cash Incentive Plan for fiscal year 2000. The amount of such award has not yet been determined.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information regarding options to purchase Common Stock granted under the Company's 1997 Incentive Plan during the fiscal year ended October 31, 2000 to the executive officers named in the Summary Compensation Table.

                                         INDIVIDUAL GRANTS(1)                     POTENTIAL REALIZABLE
                         ----------------------------------------------------   VALUE AT ASSUMED ANNUAL
                         NUMBER OF     % OF TOTAL                                 RATES OF STOCK PRICE
                         SECURITIES     OPTIONS                                     APPRECIATION FOR
                         UNDERLYING    GRANTED TO    EXERCISE OR                     OPTION TERM(2)
                          OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION   ------------------------
NAME                     GRANTED(#)   FISCAL YEAR     ($/SHARE)       DATE        5% ($)       10% ($)
----                     ----------   ------------   -----------   ----------   ----------   -----------
Richard A. Smith(3)....        --           --             --             --            --            --
Brian J. Knez..........   235,000        10.21%        $37.81       12/15/09    $5,588,318   $14,161,896
Robert A. Smith........   235,000        10.21%        $37.81       12/15/09    $5,588,318   $14,161,896
James P. Levy..........   127,000         5.52%        $34.31       12/09/09    $2,740,526   $ 6,945,032
John R. Cook...........    50,500         2.19%        $34.31       12/09/09    $1,089,737   $ 2,761,607

---------------
(1) No stock appreciation rights were granted to any named executive officer during fiscal 2000. All option grants are non-qualified stock options having a term of 10 years and one day. They become exercisable at the rate of 20% on each of the first five anniversary dates of the grant. All options were granted at fair market value measured by the closing price of the Common Stock on the New York Stock Exchange on the date of grant. Except as otherwise provided in the award instrument, all outstanding options will become immediately exercisable upon consummation of the Offer.

(2) These potential realizable values are based on assumed rates of appreciation required by applicable regulations of the Securities and Exchange Commission.

(3) Richard A. Smith does not participate in the Company's stock incentive plans.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table provides information regarding stock options exercised during fiscal 2000 and the number and value of stock options held at October 31, 2000 by the executive officers named in the Summary Compensation Table.

                                                                                        VALUE OF
                                                               NUMBER OF               UNEXERCISED
                                                         SECURITIES UNDERLYING        IN-THE-MONEY
                                                         UNEXERCISED OPTIONS AT        OPTIONS AT
                                SHARES        VALUE         0CT. 31, 2000(#)        OCT. 31, 2000($)
                              ACQUIRED ON    REALIZED         EXERCISABLE/            EXERCISABLE/
NAME                          EXERCISE(#)     ($)(1)         UNEXERCISABLE          UNEXERCISABLE(2)
----                          -----------    --------    ----------------------    -------------------
Richard A. Smith(3).........        --             --                    --                         --
Brian J. Knez...............    16,788       $287,137        34,528/279,347        $506,265/$4,846,703
Robert A. Smith.............    25,722       $460,426        27,922/277,764        $377,283/$4,814,478
James P. Levy...............        --             --        13,610/152,810        $200,830/$3,084,606
John R. Cook................     7,643       $ 88,738        35,595/ 70,749        $816,515/$1,348,439

---------------
(1) Represents the difference between the closing price of the Company's Common Stock on the New York Stock Exchange on the date of exercise and the option exercise price.

(2) The value of unexercised in-the-money options is calculated by multiplying the number of underlying shares by the difference between the closing price of the Company's Common Stock on the New York Stock Exchange at fiscal year-end ($56.05) and the option exercise price for those shares. These values have not been realized.

(3) Richard A. Smith does not participate in the Company's stock incentive plans.

                                 PENSION PLANS

     The Company maintains a funded, qualified pension plan known as the Harcourt General Retirement Plan (the "Retirement Plan"). Non-union employees of the Company who have reached the age of 21 and completed one year of service with 1,000 or more hours participate in the Retirement Plan, which pays benefits upon retirement or termination of employment by reason of disability. Benefits under the Retirement Plan become fully vested after five years of service with the Company.

     The Company also maintains a Supplemental Executive Retirement Plan (the "SERP"). The SERP is an unfunded, non-qualified plan under which benefits are paid from the Company's general assets to supplement Retirement Plan and Social Security benefits. Executive, administrative and professional employees with an annual base salary at least equal to $160,000 as of November 1, 1999 are eligible to participate in the SERP. At normal retirement age (generally age
65), a participant with 25 or more years of service is entitled to payments under the SERP sufficient to bring his or her combined annual benefit from the Retirement Plan and the SERP, computed as a straight life annuity, up to 50% of the participant's highest consecutive 60 month average of annual pensionable earnings, less 60% of his or her estimated annual primary Social Security benefit. If the participant has fewer than 25 years of service or retires before age 65, the combined benefit is reduced. In computing the combined benefit, "pensionable earnings" means base salary, including any salary which may have been deferred. Benefits under the SERP become fully vested after five years of service with the Company.

     Pursuant to termination protection agreements entered into between the Company and its officers, such officers will be entitled, under certain circumstances, to enhanced benefits under the SERP. See Item 3 of the Statement -- "Effects of the Offer and the Merger under Company Stock Plans And Agreements Between The Company And Its Executive Officers."

     The following table, which includes benefits under the Retirement Plan and the SERP, shows the estimated annual pension benefits payable to employees in various compensation and years of service categories. The estimated benefits apply to an employee retiring at age 65 in 2001 who elects to receive his or her benefit in the form of a straight life annuity. The amounts actually payable will be lower than the amounts shown since the amounts will be reduced by 60% of the participant's estimated primary Social Security benefit.

                      ESTIMATED ANNUAL RETIREMENT BENEFITS
                       UNDER RETIREMENT PLAN AND SERP(1)

                                                   TOTAL CREDITED YEARS OF SERVICE
                                        ------------------------------------------------------
                                                                                         25
AVERAGE PENSIONABLE EARNINGS               5         10          15          20       OR MORE
----------------------------            -------    -------    --------    --------    --------
$400,000..............................  $40,000    $80,000    $120,000    $160,000    $200,000
500,000...............................   50,000    100,000     150,000     200,000     250,000
600,000...............................   60,000    120,000     180,000     240,000     300,000
700,000...............................   70,000    140,000     210,000     280,000     350,000
800,000...............................   80,000    160,000     240,000     320,000     400,000
900,000...............................   90,000    180,000     270,000     360,000     450,000

---------------
(1) In 1990, Mr. Smith received a distribution of the present value of excess retirement benefits then accrued under an agreement between Mr. Smith and the Company; his future retirement benefits will thus be reduced accordingly.

     The following table shows the pensionable earnings and credited years of service for the executive officers named in the Summary Compensation Table as of October 31, 2000 and years of service creditable at age 65. Credited service may not exceed 25 years for the purpose of calculating retirement benefits under any of the Company's retirement plans.

                                                                                  YEARS OF SERVICE
                                                      PENSIONABLE EARNINGS    ------------------------
                                                         FOR YEAR ENDED       AT OCTOBER 31,      AT
NAME                                                    OCTOBER 31, 2000           2000         AGE 65
----                                                  --------------------    --------------    ------
Richard A. Smith....................................        $700,000                25            25
Brian J. Knez.......................................        $750,000                13            25
Robert A. Smith.....................................        $750,000                15            25
James P. Levy.......................................        $675,000                 8            13
John R. Cook........................................        $450,000                 8            14

                  TRANSACTIONS INVOLVING MANAGEMENT AND OTHERS

     A. Split Dollar Life Insurance: In August 1990, a trust established by Mr. and Mrs. Richard A. Smith entered into an agreement (as amended in December
1998) with the Company whereby the Company, with the approval of the Compensation Committee of the Board of Directors, agreed to make advances of the portion of the premiums not related to term insurance payable on a split dollar life insurance policy purchased by the trust on the joint lives of Mr. and Mrs. Smith. The Company will make such advances for not more than thirteen years, after which time the premiums may be paid through policy loans. The Company is entitled to reimbursement of the amounts advanced, without interest, upon the first to occur of (a) the death of the survivor of Mr. and Mrs. Smith or (b) the surrender of the policy. These advances are secured by a collateral assignment of the policy to the Company. During fiscal 2000, 1999 and 1998, the Company advanced $392,789, $400,300 and $406,773, respectively, toward the payment of such premiums.

     B. Key Executive Stock Purchase Loan Plan: The principal purpose of the Company's 1983 Key Executive Stock Purchase Loan Plan (the "Loan Plan"), which provides loans to key employees to finance the purchase of shares of the Company's stock, is to encourage the acquisition and retention of Company stock by such employees so that the continuing proprietary interest of such employees in the Company may serve as an additional incentive to them.

     Each loan made to date under the Loan Plan is evidenced by a secured promissory note bearing interest at a rate determined by the Compensation Committee. The unpaid principal amount of any loan becomes due and payable seven months after the loan participant's employment with the Company or any of its subsidiaries has terminated. The Compensation Committee, in its discretion, may extend any loan which becomes due and payable by reason of such termination for an additional term not exceeding five months. The unpaid principal amount of a loan of a participant who ceases to be a Company employee by reason of retirement, disability, involuntary discharge or death, or who resigns more than four years after the date of the loan, shall be repayable at the option of the participant (or his legal representative, as the case may be) either in cash or in the number of Company shares obtained with the proceeds of the loan.

     The aggregate unpaid principal amount of all stock purchase loans outstanding under the Loan Plan may not exceed $10,000,000 at any time, subject, however, to the right of the Board of Directors upon the recommendation of the Compensation Committee to increase the aggregate outstanding loan limitation to not more than 3/4 of 1% of the Company's total assets as most recently made public by the Company at the time of such action. The aggregate amount of outstanding indebtedness to the Company on October 31, 2000 under the Loan Plan was $5,529,029.

     The following table describes (a) the largest amount of indebtedness outstanding under the Loan Plan during fiscal 2000, (b) the amount of indebtedness outstanding on October 31, 2000, and (c) the weighted average rate of interest on indebtedness outstanding on October 31, 2000 for the executive officers of the Company who had loans in excess of $60,000 during fiscal 2000 or subsequent thereto.

                                                         LARGEST         INDEBTEDNESS       WEIGHTED
                                                       INDEBTEDNESS     OUTSTANDING AT       AVERAGE
                                                      OUTSTANDING IN     OCTOBER 31,      INTEREST RATE
                                                       FISCAL 2000           2000           PER ANNUM
                                                      --------------    --------------    -------------
Brian J. Knez.......................................     $433,172          $433,172           3.68%
Robert A. Smith.....................................     $725,796          $725,796           3.69%
James P. Levy.......................................     $360,959          $360,959           2.33%
John R. Cook........................................     $788,250          $788,520           3.19%
Peter Farwell.......................................     $351,154          $351,154           3.07%
Eric P. Geller......................................     $566,283          $566,283           3.31%
Paul F. Gibbons.....................................     $212,686          $212,686           2.61%
Gerald T. Hughes....................................     $116,533          $116,533           5.00%
Paul J. Robershotte.................................     $208,558          $208,558           5.00%

     C. Lease Resolution Agreement and Agency Agreement: On October 11, 2000, GC Companies, Inc. ("GC"), of which Richard A. Smith is the Chairman (and the former Chief Executive Officer) and a principal stockholder, filed for protection under Chapter 11 of the Bankruptcy Code. In connection with the sale of the Company, Richard A. Smith, his sister, Nancy Lurie Marks (together, the "Principal Stockholders"), and the Company entered into a Lease Resolution Agreement, intended, in effect, to provide a source of funds to the Company in the event that the "Harcourt Net Loss" exceeds $100 million. The term "Harcourt Net Loss" means the Company's after-tax liability (assuming a combined federal and state income tax rate of 40%) for the lease obligations of GC for which the Company is secondarily liable, discounted at a 10% discount rate to October 1, 2000, and offset by savings and offsets realized through mitigation.

     Under the Lease Resolution Agreement, contingent promissory notes in the aggregate principal amount of $50 million, maturing in 10 years and bearing interest at the rate of 8% per annum (to be accrued but not paid until maturity), are to be issued to the Principal Stockholders by the Company in consideration for the redemption of 847,458 shares of Common Stock owned by them immediately prior to consummation of the Offer. If the Harcourt Net Loss should exceed $100 million, the amount of principal and accrued interest on the notes will be reduced by the amount of such excess. Any Harcourt Net Loss above the total amount of such amount of principal and accrued interest would be for the Company's account. Should, at any time commencing in October 2005, the principal and accrued interest on the notes be more than 110% of the Harcourt Net Loss attributable to the obligations remaining at that time, the notes will be prepaid to the 110% level. Upon maturity of the notes in October 2010, the Harcourt Net Loss attributable to any lease obligations then outstanding will be deducted from the amount of principal and accrued interest thereon to be paid to the Principal Stockholders.

     Paula Stern, a member of the Board of Directors of the Company, has agreed to join the Board of Advisors of Gordon Brothers Group, LLC ("GBG") effective in December 2000. In addition to regular fees for such service, Ms. Stern has the right to purchase a small minority equity interest in GBG. In connection with the GC bankruptcy reorganization filing, the Company entered into an agreement ("Agency Agreement") with DJM Asset Management, an affiliate of GBG, and W/S Discount Acquisition II, LLC (collectively, "Joint Venture Partners") to assist the Company with its effort to mitigate its secondary liability under theatre leases which had been transferred to GC as part of the Company's spin-off of its theatre operations to GC in 1993. Under the Agency Agreement, the Company has agreed to share with the Joint Venture Partners targeted savings above a threshold level of five percent of the estimated net present value of rent and rent-related lease costs, adjusted for buy-out rights, if any. Ms. Stern began to discuss the possibility of joining the Board of Advisers of GBG approximately two months prior to the GC bankruptcy reorganization filing. Ms. Stern neither recommended, nor participated in the decision to enter into an agreement with, the Joint Venture Partners.

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, that might incorporate future filings, including this information statement, in whole or in part, the following Compensation Committee Report on Executive Compensation and Stock Performance Graph shall not be deemed to be incorporated by reference into any such filings, nor shall such sections of this information statement be deemed to be incorporated into any future filings made by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

DECEMBER 1999 COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee is composed of Maurice Segall (Chairman), William F. Connell, Jack M. Greenberg, Lynn Morley Martin and Hugo Uyterhoeven. The members of the Compensation Committee are all independent directors. The Compensation Committee has not yet met to discuss fiscal 2000 year-end incentive compensation.

  Compensation Policies

     The principal objectives of the Company's executive compensation program are to (i) reward competitively its executive officers, (ii) attract and retain individuals important to the success of the Company, (iii) provide incentives that will motivate those executives, and (iv) reward the Company's executives for achieving the business and strategic objectives of the Company and its operating divisions over both the short and long terms.

     The Committee makes annual and long term incentives a significant component of the Company's executive officers' total compensation. The Committee also increases the variable risk and reward of such incentive compensation in proportion to an executive's level of responsibility in the Company.

     Early in each fiscal year, the Committee considers the recommendations of the Chief Executive Officer, which are supported by data generated by the Company's Human Resources Department, for each component of compensation for the Company's executive officers. The Committee reviews those recommendations and then approves them or makes such modifications as it deems appropriate.

     The principal components of the Company's compensation program are: (i) base salary, (ii) annual incentive bonus, and (iii) stock incentives.

  Base Salary

     For fiscal 1999, base salary was determined with reference both to salary survey information from recognized compensation consulting firms and to each executive officer's level of responsibility, experience and performance. The salary survey data was used to establish benchmark amounts for both base salary and total cash compensation for each executive position. Comparisons were made to a broad range of companies, with the principal focus on companies with multiple core businesses, similar revenues and consumer orientation. Because the Company competes for executive talent with a broad range of companies, the Committee did not limit its comparison information for compensation purposes to the companies included in the peer groups in the Stock Performance Graph. For fiscal 1999, the Committee generally set its salary and total cash compensation benchmarks (assuming that target bonuses would be achieved) for executive officers at the middle range for comparable positions in the comparison group of companies.

     The Committee reviewed the base salary levels for each of the named executive officers of the Company. While the Committee used the above described benchmarks as a reference point, the Committee also took into account a particular individual's salary history, experience, individual performance, guidelines established by the Chief Executive Officer with respect to salary increases for the entire Company and other similar criteria.

  Annual Incentive Bonus

     The annual incentive bonus program is intended to put substantial amounts of total cash compensation at risk with the intent of focusing the attention of the executives on achieving both the Company's performance goals and their individual goals, thereby contributing to profitability and building shareholder value.

     Shortly after the beginning of fiscal 1999, the Compensation Committee established the Company's performance goals for fiscal 1999 and determined the executive officers who should participate in the annual incentive plan and their respective bonus award opportunities. The determination of annual bonuses for fiscal 2000 was based principally on the achievement of performance objectives by the Company as well as the individual executive's own performance.

     For fiscal 1999 the executive officers' cash bonus opportunity ranged from 35% to 75% of base salary for performance that met the earnings per share goal for fiscal 1999 and individual performance objectives. If the Company achieved earnings per share in excess of the fiscal 1999 goal, cash bonus opportunities increased to a range of 70% to 150% of base salary, while achievement of earnings per share below the fiscal 1999 goal reduced the bonus award opportunity to a range of 9% to 19% of base salary.

     If the Company fell sufficiently short of its performance target, bonuses likely would not have been paid absent special circumstances. Depending on the individual executive officer, factors such as the performance of a business unit or corporate department for which the executive officer is responsible and achievement of individual performance goals were considered in the decision to award a bonus. If corporate and/or division performance targets were met, but an individual fell short of his or her performance goals, the individual's bonus could have been reduced in the discretion of the Committee.

     In December 1999 the Compensation Committee established the Company's performance goals for fiscal 2000 and determined the executive officers who should participate in the annual incentive plan for that year and their respective bonus award opportunities. As in fiscal 1999, the cash bonus opportunities for fiscal 2000 have been determined by reference to the achievement of earnings per share goals established by the Committee. The bonus ranges for fiscal 2000 are the same ranges used in fiscal 1999 for meeting, exceeding or falling below fiscal 2000 earnings per share goals.

  Stock Incentives

     The Committee's purpose in awarding equity based incentives is to achieve as much as possible an identity of interest between the Company's executives and the long term interest of the stockholders. For fiscal 1999, the principal factors considered in determining which executives (including the named executive officers) were awarded equity based compensation, and in determining the types and amounts of such awards, included salary levels, equity awards granted to executives at competing comparison companies, and the performance, experience, and level of responsibility of each executive.

     The Company granted two kinds of equity based incentives in fiscal 1999:
(i) non-qualified stock options, and (ii) performance accelerated restricted stock. Non-qualified stock options vest over a five year period and terminate ten years from the date of grant. The restrictions on performance accelerated restricted stock lapse upon the earlier of (i) the achievement of specified earnings per share goals within five years of the date of grant, or (ii) the eighth anniversary of the date of grant.

  Compensation of the Chief Executive Officer

     In fiscal 1999, Richard A. Smith received a base salary of $800,000, unchanged from fiscal 1998. Because the Company exceeded the earnings per share goal for fiscal 1999 as established by the Committee in December 1998, and taking into account the criteria described under "Annual Incentive Bonus", the Committee awarded Mr. Smith a bonus of $684,000, or 85.5% of his fiscal 1999 base salary.

  Compliance with the Internal Revenue Code

     The Internal Revenue Code (the "Code") generally disallows a tax deduction to public companies for compensation in excess of $1 million per year which is not "performance based" paid to each of the executive officers named in the Summary Compensation Table. The Company's 1997 Incentive Plan allows the Committee to award stock incentives and cash bonuses based on objective criteria. It is expected that the stock incentives and cash bonuses awarded under the Plan will generally be eligible to be characterized as "performance based" compensation and therefore to be fully deductible by the Company.

     Mr. Smith has agreed, and the Committee expects that other executive officers of the Company will agree, in appropriate cases, to defer income in fiscal 2000 and future fiscal years if and to the extent that their compensation is not deductible by the Company under the Code.

     The Committee will continue to monitor the requirements of the Code to determine what actions should be taken by the Company in order to preserve the tax deduction for executive compensation to the maximum extent, consistent with the Company's continuing goals of providing the executives of the Company with appropriate incentives and rewards for their performance.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the total cumulative return over five years on the Company's Common Stock to the total cumulative return over the same period of the common stocks in (i) the Standard & Poor's 500 Stock Index and (ii) a peer group index consisting of Houghton Mifflin Company, John Wiley & Sons, Inc., The McGraw-Hill Companies and Wolters Kluwer NV. The return for the Company for fiscal 1999 has been adjusted to reflect the distribution by the Company to its stockholders of its controlling equity position in The Neiman Marcus Group, Inc. on October 22, 1999. The return for the Company after June 19, 2000 reflects its announcement on such date that it was exploring strategic alternatives and the other developments described in Item 4(b) of the Statement.

     The graph assumes that the value of an investment in the Company's Common Stock and each index was $100 at October 31, 1995 and that all dividends were reinvested. The common stocks of the companies in the peer index have been weighted annually at the beginning of each fiscal year to reflect relative stock market capitalization.

[STOCK PERFORMANCE GRAPH]

                                                    HARCOURT GENERAL,
                                                          INC.                    S&P 500 INDEX                PEER INDEX
                                                    -----------------             -------------                ----------
31-Oct-95                                                   100                         100                         100
31-Oct-96                                                128.13                      124.09                       132.6
31-Oct-97                                                130.29                      163.94                       152.9
31-Oct-98                                                128.58                         200                       226.6
31-Oct-99                                                122.82                      248.41                       243.5
31-Oct-00                                                182.12                      266.51                       264.2

                                 EXHIBIT INDEX

(a)(1) Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on November 8, 2000).
(a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on November 8, 2000).
(a)(3)  Letter to Stockholders dated November 8, 2000.+
(a)(4)  Press Release, dated October 27, 2000.
(a)(5)  Opinion of Goldman Sachs & Co. dated as of October 27, 2000.
        (included as Annex A to this Statement).
(e)(1) Agreement and Plan of Merger dated as of October 27, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).
(e)(2) Stockholder Agreement, dated as of October 27, 2000, among the Parent, Purchaser and the stockholders named therein
        (incorporated by reference to Exhibit (d)(2) to the Schedule
        TO of the Purchaser filed November 8, 2000).
(e)(3)  Confidentiality Agreement, dated June 28, 2000, between Reed
        Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8, 2000).
(e)(4)  The Information Statement of the Company, dated November 8,
        2000 (included as Annex B to the Statement).+
(e)(5) Lease Resolution Agreement, dated as of October 27, 2000, among Richard A. Smith, Nancy Lurie Marks and the Company.

---------------
+   Included in copy mailed to stockholders.